Exhibit 99.1

TABLE OF DEFINITIONS

AeroTurbine	AeroTurbine, Inc.

AerCap, We or the Company	AerCap Holdings N.V. and its subsidiaries

AerCap Trust	AerCap Global Aviation Trust and its consolidated subsidiaries

AerLift	AerLift Leasing Ltd.

AerLift Jet	AerLift Leasing Jet Ltd.

AIG	American International Group, Inc.

Airbus	Airbus S.A.S.

ALS II	Aircraft Lease Securitisation II Limited

Boeing	The Boeing Company

ECA	Export Credit Agency

ECAPS	Enhanced Capital Advantaged Preferred Securities

Embraer	Embraer S.A.

EOL contract	End of lease contract

Ex-Im	Export-Import Bank of the United States

FASB	Financial Accounting Standards Board

GFL	Genesis Funding Limited

GFL Transaction	AerCap sale of 100 percent of the class A common shares in GFL to GFL Holdings, LLC, an affiliate of Wood Creek Capital Management, LLC on April 22, 2014

ILFC	International Lease Finance Corporation

ILFC Transaction	AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, purchase of 100 percent of ILFC’s common shares from AIG on May 14, 2014

LIBOR	London Interbank Offered Rates

MR contract	Maintenance reserved contract

Part-out	Disassembly of an aircraft for the sale of its parts

PB	Primary beneficiary

SEC	U.S. Securities and Exchange Commission

SPE	Special purpose entity

U.S. GAAP	Accounting Principles Generally Accepted in the United States of America

VIE	Variable interest entity

Waha	Waha Capital PJSC

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2015 and December 31, 2014	5
Unaudited Condensed Consolidated Income Statements for the Three and Nine Months ended September 30, 2015 and September 30, 2014	6
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Nine Months ended September 30, 2015 and September 30, 2014	7
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2015 and September 30, 2014	8
Notes to the Unaudited Condensed Consolidated Financial Statements	10

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of September 30, 2015 and December 31, 2014

		September 30,	December 31,
	Note	2015	2014
		(U.S. dollar amounts in thousands, except share data)
Assets
Cash and cash equivalents		$1,301,492	$1,490,369
Restricted cash		384,657	717,388
Trade receivables		178,520	160,412
Flight equipment held for operating leases, net	5	32,247,129	31,984,668
Maintenance rights intangible and lease premium, net	6	3,406,062	3,906,026
Flight equipment held for sale		9,889	14,082
Net investment in finance and sales-type leases		436,063	347,091
Prepayments on flight equipment	20	3,436,012	3,486,514
Other intangibles, net	7	499,817	523,709
Deferred income tax assets	13	149,571	190,029
Other assets	8	1,152,875	1,047,092
Total Assets		$43,202,087	$43,867,380

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	10	$1,141,038	$1,195,880
Accrued maintenance liability	11	3,315,132	3,194,365
Lessee deposit liability		906,458	848,332
Debt	12	29,321,208	30,402,392
Deferred income tax liabilities	13	381,963	283,863
Commitments and contingencies	20
Total Liabilities		35,065,799	35,924,832

Ordinary share capital, €0.01 par value (350,000,000 ordinary shares authorized, 213,109,795 ordinary shares issued and 197,532,637 ordinary shares outstanding at September 30, 2015 and 350,000,000 ordinary shares authorized, 212,318,291 ordinary shares issued and outstanding at December 31, 2014)		2,568	2,559
Additional paid-in capital		5,598,512	5,557,627
Treasury shares (15,577,158 ordinary shares)	14	(755,118)	—
Accumulated other comprehensive loss		(6,539)	(6,895)
Accumulated retained earnings		3,220,402	2,310,486
Total AerCap Holdings N.V. shareholders’ equity	14	8,059,825	7,863,777
Non-controlling interest	14	76,463	78,771
Total Equity	14	8,136,288	7,942,548
Total Liabilities and Equity		$43,202,087	$43,867,380

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three and Nine Months Ended September 30, 2015 and 2014

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2015	2014	2015	2014
		(U.S. dollar amounts in thousands, except share data)
Revenues and other income
Lease revenue		$1,245,689	$1,216,016	$3,706,105	$2,210,733
Net gain on sale of assets		51,576	2,786	139,883	11,656
Other income	16	25,542	26,139	103,553	76,530
Total Revenues and other income		1,322,807	1,244,941	3,949,541	2,298,919
Expenses
Depreciation and amortization	5, 7	459,669	456,672	1,371,284	823,716
Asset impairment		7,912	1,584	15,355	1,871
Interest expense	12	282,855	265,375	825,474	500,039
Leasing expenses		132,951	31,394	396,104	66,728
Transaction and integration related expenses	4	2,623	14,386	8,099	136,863
Selling, general and administrative expenses	15	91,191	96,011	277,729	182,398
Total Expenses		977,201	865,422	2,894,045	1,711,615
Income before income taxes and income of investments accounted for under the equity method		345,606	379,519	1,055,496	587,304
Provision for income taxes	13	(46,658)	(65,374)	(142,494)	(102,781)
Equity in net (losses) earnings of investments accounted for under the equity method		(4,550)	21,037	(542)	27,200
Net income		$294,398	$335,182	$912,460	$511,723
Net (income) loss attributable to non-controlling interest		(481)	(1,341)	2,061	501
Net income attributable to AerCap Holdings N.V.		$293,917	$333,841	$914,521	$512,224

Basic earnings per share	17	$1.49	$1.57	$4.44	$3.13
Diluted earnings per share	17	$1.48	$1.56	$4.38	$3.08

Weighted average shares outstanding - basic		197,264,160	212,070,104	206,054,934	163,722,591
Weighted average shares outstanding - diluted		199,215,352	214,398,654	208,568,730	166,095,640

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Nine Months Ended September 30, 2015 and 2014

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(U.S. dollar amounts in thousands)

Net income attributable to AerCap Holdings N.V.	$293,917	$333,841	$914,521	$512,224

Other comprehensive income (loss):
Change in fair value of derivatives (Note 9), net of tax of $(7), $9, $(51), and $(623), respectively, and net of reclassification adjustments (a)	46	(64)	356	4,364

Total other comprehensive income (loss)	46	(64)	356	4,364

Total comprehensive income attributable to AerCap Holdings N.V.	$293,963	$333,777	$914,877	$516,588

(a)             During the three and nine months ended September 30, 2015, we did not reclassify any amounts from Accumulated other comprehensive loss to Interest expense in the Condensed Consolidated Income Statements. During the three and nine months ended September 30, 2014, we reclassified $3.1 million from Accumulated other comprehensive loss to Interest expense in the Condensed Consolidated Income Statements.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2015 and 2014

	Nine Months Ended September 30,
	2015	2014
	(U.S. dollar amounts in thousands)
Net income	$912,460	$511,723
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,371,284	823,716
Asset impairment	15,355	1,871
Amortization of debt issuance costs and debt discount	34,322	74,284
Amortization of lease premium intangibles	17,689	11,618
Amortization of fair value adjustments on debt	(348,377)	(208,510)
Accretion of fair value adjustments on deposits and maintenance liabilities	59,215	44,809
Maintenance rights write off (a)	396,007	34,411
Maintenance liability release to income	(78,769)	(25,853)
Net gain on sale of assets	(139,883)	(11,656)
Deferred income taxes	138,558	98,114
Other	88,230	64,596
Changes in operating assets and liabilities:
Trade receivables	(20,108)	88,612
Other assets	5,310	65,257
Accounts payable, accrued expenses and other liabilities	(45,063)	(99,002)
Net cash provided by operating activities	2,406,230	1,473,990
Purchase of flight equipment	(2,029,973)	(1,373,863)
Proceeds from sale or disposal of assets	1,086,513	487,555
Prepayments on flight equipment	(643,499)	(265,398)
Acquisition of ILFC, net of cash acquired	—	(195,311)
Collections of finance and sales-type leases	40,388	28,900
Movement in restricted cash	332,731	326,604
Other (b)	(46,400)	—
Net cash used in investing activities	(1,260,240)	(991,513)
Issuance of debt	2,725,275	4,453,455
Repayment of debt	(3,441,730)	(3,562,887)
Debt issuance costs paid	(22,801)	(111,190)
Maintenance payments received	576,282	367,146
Maintenance payments returned	(415,698)	(162,824)
Security deposits received	146,586	48,052
Security deposits returned	(108,124)	(62,448)
Repurchase of shares and tax withholdings on share-based compensation	(792,473)	—
Net cash (used in) provided by financing activities	(1,332,683)	969,304
Net (decrease) increase in cash and cash equivalents	(186,693)	1,451,781
Effect of exchange rate changes	(2,184)	(3,001)
Cash and cash equivalents at beginning of period	1,490,369	295,514
Cash and cash equivalents at end of period	$1,301,492	$1,744,294

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,072,420	$1,028,325
Income taxes, net	30,257	25,343

(a) Maintenance rights write off consisted of the following:
EOL and MR contract maintenance rights expense	$263,372	$7,223
EOL contract maintenance rights write off due to cash receipt	78,479	22,706
MR contract maintenance rights write off due to maintenance liability release	54,156	4,482
Maintenance rights write off	$396,007	$34,411

(b)                                 Includes $46.4 million relating to the settlement of two asset value guarantees in the nine months ended September 30, 2015. Refer to Note 20 — Commitments and contingencies.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

For the Nine Months Ended September 30, 2015 and 2014

Non-Cash Investing and Financing Activities

Nine Months Ended September 30, 2015:

Flight equipment held for operating leases in the amount of $108.5 million was reclassified to Net investment in finance and sales-type leases.

Flight equipment held for operating leases in the amount of $30.5 million was reclassified to inventory, which is included in Other assets.

Nine Months Ended September 30, 2014:

Flight equipment held for operating leases in the amount of $23.0 million was reclassified to Net investment in finance and sales-type leases.

Flight equipment held for operating leases in the amount of $36.9 million was reclassified to inventory, which is included in Other assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

1. General

The Company

We are an independent aircraft leasing company with total assets of $43.2 billion mainly consisting of 1,124 owned aircraft as of September 30, 2015. Our ordinary shares are listed on the New York Stock Exchange (AER) and our headquarters are located in Amsterdam with offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi and representation offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.

The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries (“AerCap”). AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap” or “N.V.”) formed on July 10, 2006.

On May 14, 2014 (the “Closing Date”), AerCap successfully completed the ILFC Transaction, as further described in Note 4 — ILFC Transaction. The total consideration paid to AIG on the Closing Date consisted of $2.4 billion in cash and 97,560,976 newly issued AerCap ordinary shares. Immediately following the ILFC Transaction, AIG owned approximately 46 percent of AerCap.

On June 9, 2015, AIG sold 71,184,686 of its AerCap ordinary shares in a secondary public offering pursuant to a registration statement on Form F-3 that was filed with the SEC on March 31, 2015 by AerCap in accordance with the terms of a registration rights agreement we entered into with AIG in connection with the ILFC Transaction. Also, on June 9, 2015, AerCap repurchased 15,698,588 of its ordinary shares from AIG for consideration consisting of $500 million of junior subordinated notes due 2045 issued to AIG (the “Junior Subordinated Notes”) and $250 million of cash on hand (the “Share Repurchase”). Upon the issuance of the Junior Subordinated Notes, the amount available under the AIG revolving credit facility expiring in 2019 was reduced from $1.0 billion to $500 million.

On August 24, 2015, AIG sold 10,677,702 of its AerCap ordinary shares in a secondary public offering pursuant to the registration statement on Form F-3 and the terms of the registration rights agreement. Following both secondary public offerings and the Share Repurchase, AIG no longer owns any of our outstanding ordinary shares, and AIG’s remaining designee resigned from AerCap’s Board of Directors.

2.  Basis of presentation

General

Our Condensed Consolidated Financial Statements are presented in accordance with U.S. GAAP.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed to be the PB and have control under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the PB.

Other investments over which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

These interim financial statements have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, and reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015. The results of operations for the three and nine months ended September 30, 2015 are not necessarily indicative of those for a full fiscal year.

Use of estimates

The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting acquisition accounting in a business combination, the reported carrying values of flight equipment, intangibles, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

In the nine months ended September 30, 2015 and 2014, we changed our estimates of residual values and useful lives of certain aircraft. The changes in estimates are a result of the current market conditions that have negatively affected the useful lives and residual values for such aircraft. The effect for the three and nine months ended September 30, 2015 was to reduce Net income by $6.8 million and $13.0 million, respectively, or $0.03 basic and diluted earnings per share and $0.06 basic and diluted earnings per share, respectively. The effect for the three and nine months ended September 30, 2014 was to reduce Net income by $1.4 million and $2.9 million, respectively, or $0.01 basic and diluted earnings per share and $0.02 basic and diluted earnings per share, respectively.

Prior period comparative information

As of December 31, 2014, we finalized all known measurement period adjustments related to the ILFC Transaction, as further described in Note 4 — ILFC Transaction in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015. The final measurement period adjustments were retrospectively recognized as adjustments in our prior period comparative information.

The Condensed Consolidated Income Statements for the three and nine months ended September 30, 2014 include a reclassification, as compared to the quarterly report on Form 6-K for the third quarter ended September 30, 2014, filed with the SEC on November 20, 2014, of $4.5 million to reduce Lease revenue and Leasing expenses. Commencing in the second quarter of 2015, for MR contracts, the release of maintenance rights intangible and accrued maintenance liability at lease termination are presented on a net basis in the Condensed Consolidated Income Statement. Previously, these amounts were presented on a gross basis. There were no changes to the Condensed Consolidated Balance Sheets, Net income or Total Equity as a result of this reclassification in the periods.

The Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2014 includes a reclassification, as compared to the quarterly report on Form 6-K for the third quarter ended September 30, 2014, filed with the SEC on November 20, 2014, of $9.4 million to reduce investing cash flows related to the Collection for finance and sales-type leases and increase Net cash provided by operating activities for the interest income received associated with the collections for finance and sales-type leases. There were no changes to the Condensed Consolidated Balance Sheets, Net income or Total Equity as a result of this reclassification in the period.

Out of period adjustment

Our Condensed Consolidated Income Statement for the nine months ended September 30, 2015, includes an out of period adjustment which decreased Net income by $14.4 million, or $0.07 basic and diluted earnings per share. This adjustment corrects the capitalized interest on Prepayments on flight equipment in prior periods. Management has determined, after evaluating the quantitative and qualitative aspects of this out of period adjustment, that our current and prior period financial statements taken as a whole are not materially misstated.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Reportable segments

We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

3. Summary of significant accounting policies

Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015.

Recent accounting guidance adopted during 2015:

Reporting discontinued operations

In April 2014, the FASB issued an accounting standard that changes the requirements for presenting a component or group of components of an entity as a discontinued operation and requires new disclosures. Under the standard, the disposal of a component or group of components of an entity should be reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Disposals of equity method investments, or those reported as held-for-sale, will be eligible for presentation as a discontinued operation if they meet the new definition. The standard also requires entities to provide specified disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation.

We adopted the standard on its required effective date of January 1, 2015 and it did not have any effect on our consolidated financial condition, results of operations or cash flows.

Future application of accounting guidance:

Revenue from contracts with customers

In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This guidance does not apply to lease contracts with customers. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied.

This standard was originally effective for the fiscal year beginning after December 15, 2016 and subsequent interim periods. In August 2015, the FASB issued an update to the standard which defers the effective date by one year, to January 1, 2018. The standard may be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of adoption. Early adoption would be permitted but not before the original effective date. We plan to adopt the standard on its required effective date of January 1, 2018. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows.

Disclosure of going concern uncertainties

In August 2014, the FASB issued an accounting standard that requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. The new standard will be effective for all entities in the first annual period ending after December 15, 2016. Earlier adoption is permitted. We plan to adopt the standard on its required effective date of January 1, 2017.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Amendments to the consolidation analysis

In February 2015, the FASB issued an accounting standard that affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities; eliminate the presumption that a general partner should consolidate a limited partnership; affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

This standard will be effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The standard may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. We plan to adopt the standard on its required effective date of January 1, 2016. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows.

Presentation of debt issuance costs

In April 2015, the FASB issued an accounting standard that requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the debt liability. In August 2015, the FASB issued an accounting standard to clarify that entities are permitted to defer and present debt issuance costs related to line-of-credit arrangements as an asset, and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The standards are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the standards should be applied retrospectively to all prior periods presented in the financial statements. We plan to adopt the standards on their required effective date of January 1, 2016. The adoption of these standards will only result in a change in presentation of these costs in our Condensed Consolidated Balance Sheets.

Inventory

In July 2015, the FASB issued an accounting standard that simplifies the subsequent measurement of all inventory except for inventory measured using the last-in, first-out or the retail inventory method. Inventory within the scope of this standard will be measured at the lower of cost and net realizable value instead of the lower of cost or market as required under existing guidance. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This standard also requires that substantial and unusual losses that result from the subsequent measurement of inventory be disclosed in the financial statements. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. This standard should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We plan to adopt the standard on its required effective date of January 1, 2017. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows.

4. ILFC Transaction

On the Closing Date, AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, completed the purchase of 100 percent of ILFC’s common shares from AIG. See Note 1 — General.

AerCap reported transaction and integration expenses related to the ILFC Transaction as provided in the table below. These expenses are included in the Condensed Consolidated Income Statements.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Severance and other compensation expenses	$940	$6,223	$6,416	$50,431
Banking fees	—	—	—	45,740
Professional fees and other expenses	1,683	8,163	1,683	40,692
	$2,623	$14,386	$8,099	$136,863

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

The following unaudited pro forma summary presents consolidated information of AerCap as if the business combination had occurred on January 1, 2013.

	Pro Forma
	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2014
Total Revenues and other income	$1,245,425	$3,919,774
Net income	256,245	725,990

5.  Flight equipment held for operating leases, net

Movements in flight equipment held for operating leases during the nine months ended September 30, 2015 and 2014 were as follows:

	Nine Months Ended September 30,
	2015	2014
Net book value at beginning of period	$31,984,668	$8,085,947
ILFC Transaction	—	24,038,423
GFL Transaction	—	(726,985)
Additions	2,615,416	1,546,287
Depreciation	(1,340,932)	(805,110)
Impairment	(15,355)	(1,871)
Disposals/Transfers to held for sale	(857,660)	(234,736)
Transfers to Net investment in finance and sales-type leases/Inventory	(139,008)	(59,943)
Net book value at end of period	$32,247,129	$31,842,012
Accumulated depreciation at September 30, 2015 and September 30, 2014, respectively	$(3,581,457)	$(1,926,623)

6. Maintenance rights intangible and lease premium, net

Maintenance rights intangible and lease premium consist of the following at September 30, 2015 and December 31, 2014:

	September 30, 2015	December 31, 2014
Maintenance rights intangible	$3,329,985	$3,812,259
Lease premium	76,077	93,767
	$3,406,062	$3,906,026

Movements in maintenance rights intangible during the nine months ended September 30, 2015 and 2014 were as follows:

	Nine Months Ended September 30,
	2015	2014
Maintenance rights intangible, net at beginning of period	$3,812,259	$—
ILFC Transaction	—	3,975,286
EOL and MR contract maintenance rights expense	(263,372)	(7,223)
MR contract maintenance rights write off due to maintenance liability release	(54,156)	(4,482)
EOL contract maintenance rights write off due to cash receipt	(78,479)	(22,706)
EOL and MR contract intangible write off due to sale of aircraft	(86,267)	—
Maintenance rights intangible, net at end of period	$3,329,985	$3,940,875

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

The following table presents details of lease premium and related accumulated amortization at September 30, 2015 and December 31, 2014:

	September 30, 2015
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$107,989	$(31,912)	$76,077

	December 31, 2014
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$119,763	$(25,996)	$93,767

Lease premiums that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.

During the three months ended September 30, 2015 and 2014, we recorded amortization expense for lease premium of $5.5 million and $6.4 million, respectively. During the nine months ended September 30, 2015 and 2014, we recorded amortization expense for lease premium of $17.7 million and $11.6 million, respectively.

7. Other intangibles, net

Other intangibles consist of the following at September 30, 2015 and December 31, 2014:

	September 30, 2015	December 31, 2014
Goodwill	$58,094	$58,094
Customer relationships	330,765	346,647
Contractual vendor intangible assets	44,508	47,580
Tradename and other intangible assets	66,450	71,388
	$499,817	$523,709

The following table presents details of customer relationships and tradename and other intangible assets and related accumulated amortization at September 30, 2015 and December 31, 2014.

	September 30, 2015
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(29,235)	$330,765
Tradename and other intangible assets	83,973	(17,523)	66,450
	$443,973	$(46,758)	$397,215

	December 31, 2014
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(13,353)	$346,647
Tradename and other intangible assets	79,365	(7,977)	71,388
	$439,365	$(21,330)	$418,035

During the three months ended September 30, 2015 and 2014, we recorded amortization expense for customer relationships and tradename and other intangible assets of $8.5 million and $8.5 million, respectively. During the nine months ended September 30, 2015 and 2014, we recorded amortization expense for customer relationships and tradename and other intangible assets of $25.4 million and $12.9 million, respectively.

During the three and nine months ended September 30, 2015, we utilized $3.1 million of contractual vendor intangible assets to reduce the cash outlay related to purchases of goods and services from our vendors.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

8.  Other assets

Other assets consist of the following at September 30, 2015 and December 31, 2014:

	September 30, 2015		December 31, 2014
Inventory	$304,079		$315,532
Debt issuance costs	194,874		203,965
Lease incentives	169,823		116,061
Other receivables	185,057		75,819
Investments	112,752		115,554
Notes receivable	111,721	(a)	135,154	(b)
Derivative assets (Note 9)	15,248		24,549
Other tangible fixed assets	19,250		21,028
Straight-line rents, prepaid expenses and other	40,071		39,430
	$1,152,875		$1,047,092

(a)             As of September 30, 2015, we did not have an allowance for credit losses on notes receivable. We recognized a $2.0 million provision in the second quarter of 2015, which was used in the third quarter of 2015, upon termination of the related leases.

(b)             As of December 31, 2014, we did not have an allowance for credit losses on notes receivable and there was no activity recorded for credit losses during the twelve months ended December 31, 2014.

9. Derivative assets and liabilities

We have entered into a number of interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative products can include interest rate swaps, caps, floors, options and forward contracts.

As of September 30, 2015, we had interest rate caps outstanding, with underlying variable benchmark interest rates ranging from one to three-month U.S. dollar LIBOR.

All of our interest rate swaps matured in August 2015. Interest rate swaps acquired as part of the ILFC Transaction were subject to a master netting agreement, which allowed the netting of derivative assets and liabilities in the case of default under any one contract.

Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of September 30, 2015 and December 31, 2014, the Company received cash collateral of $5.0 million and $8.1 million, respectively, from various counterparties and the obligation to return such collateral was recorded in Accounts payable, accrued expenses and other liabilities. The Company had not advanced any cash collateral to counterparties as of September 30, 2015 and December 31, 2014.

The counterparties to our interest rate derivatives are major international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and limits the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.

Our derivative assets are recorded in Other assets and our derivative liabilities are recorded in Accounts payable, accrued expenses and other liabilities in the Condensed Consolidated Balance Sheets. The following tables present notional amounts and fair values of derivatives outstanding at September 30, 2015 and December 31, 2014:

	September 30, 2015		December 31, 2014
	Notional amount	Fair value	Notional amount	Fair value
Derivative assets not designated as hedges:
Interest rate caps	$1,749,340	$15,248	$1,635,002	$24,549
Total derivative assets		$15,248		$24,549

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

	September 30, 2015		December 31, 2014
	Notional amount	Fair value	Notional amount	Fair value
Derivative liabilities not designated as hedges:
Interest rate floors	$—	$—	$35,440	$253
Interest rate swaps	—	—	51,630	1,549
Derivative liabilities designated as cash flow hedges:
Interest rate swaps	—	—	39,000	406
Total derivative liabilities		$—		$2,208

We recorded the following in OCI related to derivative instruments for the three and nine months ended September 30, 2015 and 2014:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as cash flow hedges:
Interest rate swaps	$53	$(3,199)	$407	$1,861
Reclassification of derivative loss to Interest expense	—	3,126	—	3,126
Income tax effect	(7)	9	(51)	(623)
Net changes in cash flow hedges, net of taxes	$46	$(64)	$356	$4,364

The following table presents the effect of derivatives recorded in Interest expense in the Condensed Consolidated Income Statements:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Loss (Gain)
Derivatives not designated as hedges:
Interest rate caps, floors and swaps	$10,612	$(2,633)	$18,245	$8,769
Reclassification to Condensed Consolidated Income Statements:
Reclassification of amounts previously recorded in Accumulated other comprehensive loss	—	3,126	—	3,126
Effect from derivatives	$10,612	$493	$18,245	$11,895

10.  Accounts payable, accrued expenses and other liabilities

Accounts payable, accrued expenses and other liabilities consist of the following at September 30, 2015 and December 31, 2014:

	September 30, 2015	December 31, 2014
Accounts payable and accrued expenses	$306,094	$349,632
Deferred revenue	446,802	391,573
Accrued interest	308,262	318,967
Guarantees (Note 20)	79,880	133,500
Derivative liabilities (Note 9)	—	2,208
	$1,141,038	$1,195,880

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

11. Accrued maintenance liability

Movements in Accrued maintenance liability during the nine months ended September 30, 2015 and 2014 were as follows:

	Nine Months Ended September 30,
	2015	2014
Accrued maintenance liability at beginning of period	$3,194,365	$466,293
ILFC Transaction	—	2,575,118
GFL Transaction	—	(88,523)
Maintenance payments received	576,282	367,146
Maintenance payments reimbursed	(415,698)	(162,824)
Release to income upon redelivery	(78,769)	(25,853)
Release to income upon sale	(6,562)	—
Lessor contribution and top ups	7,285	402
Interest accretion	38,229	33,615
Accrued maintenance liability at end of period	$3,315,132	$3,165,374

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

12.  Debt

As of September 30, 2015, the principal amount of our outstanding indebtedness totaled $28.4 billion, which excludes fair value adjustments of $0.9 billion. As of September 30, 2015, we remain in compliance with the respective financial covenants across our various debt obligations.

The following table provides a summary of our indebtedness at September 30, 2015 and December 31, 2014:

	September 30, 2015						December 31, 2014
Debt Obligation	Collateral (Number of aircraft)	Commitment	Undrawn amounts	Outstanding	Weighted average interest rate (a)	Maturity	Outstanding
Unsecured
ILFC Legacy Notes		$9,220,000	$—	$9,220,000	6.55%	2016-2022	$11,230,020
AerCap Aviation Notes		300,000	—	300,000	6.38%	2017	300,000
AerCap Trust & AerCap Ireland Capital Limited Notes		4,399,864	—	4,399,864	4.23%	2017-2022	3,400,000
DBS revolving credit facility		300,000	—	300,000	2.47%	2018	—
Citi revolving credit facility		3,000,000	3,000,000	—	NA	2018	—
AIG revolving credit facility		500,000	500,000	—	NA	2019	—
Other unsecured debt		34,497	—	34,497	10.67%	2016	53,101
Fair value adjustment		NA	NA	737,734	NA	NA	999,869
TOTAL UNSECURED		17,754,361	3,500,000	14,992,095			15,982,990
Secured
Export credit facilities	105	2,308,818	—	2,308,818	2.33%	2015-2027	2,691,316
Senior secured notes	150	2,550,000	—	2,550,000	6.94%	2016-2018	2,550,000
Institutional secured term loans	194	3,263,793	—	3,263,793	3.14%	2020-2021	3,355,263
ALS II debt	30	239,972	—	239,972	2.06%	2038	325,920
AerFunding revolving credit facility	32	2,160,000	1,084,747	1,075,253	2.45%	2019	887,385
AeroTurbine revolving credit agreement (b)		550,000	220,164	329,836	2.69%	2019	302,142
Other secured debt	105	2,754,095	—	2,754,095	3.37%	2016-2026	2,781,801
Boeing 737 800 pre-delivery payment facility		40,068	—	40,068	3.04%	2015	174,306
Secured debt committed amounts		120,389	120,389	—	NA	NA	—
Fair value adjustment		NA	NA	203,234	NA	NA	287,227
TOTAL SECURED		13,987,135	1,425,300	12,765,069			13,355,360
Subordinated
ECAPS subordinated notes		1,000,000	—	1,000,000	5.24%	2065	1,000,000
Junior Subordinated Notes		500,000	—	500,000	6.50%	2045	—
Subordinated debt joint ventures partners		64,280	—	64,280	1.96%	2015-2022	64,280
Fair value adjustment		NA	NA	(236)	NA	NA	(238)
TOTAL SUBORDINATED		1,564,280	—	1,564,044			1,064,042
	616	$33,305,776	$4,925,300	$29,321,208			$30,402,392

(a)             The weighted average interest rate for our floating rate debt is calculated based on the U.S. dollar LIBOR rate as of September 30, 2015, and excludes the impact of related derivative instruments which we hold to hedge our exposure to interest rates as well as any amortization of debt issuance costs.

(b)             AeroTurbine’s assets serve as collateral for the AeroTurbine revolving credit facility.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015, our quarterly report on Form 6-K for the first quarter ended March 31, 2015, filed with the SEC on May 20, 2015 and our quarterly report on Form 6-K for the second quarter ended June 30, 2015, filed with the SEC on August 18, 2015. There have been no material changes to our indebtedness since the filing of those reports, except for scheduled repayments and as described below.

Other secured debt

In August 2015, following the full repayment of the Genesis Portfolio Funding Facility, Cloudfunding III Limited (“Cloudfunding”) entered into a term loan facility in the amount of $123.0 million. Cloudfunding is a special purpose company, with one class of shares entitled to general voting rights and all economic interests (other than a nominal dividend), which are held by AerCap International Bermuda Limited, a wholly owned subsidiary of AerCap Ireland Limited, and another class of shares entitled to a nominal annual dividend and to vote on certain bankruptcy, reorganization and similar matters, which are held by a charitable trust and to be voted in accordance with the instructions of the noteholders of Cloudfunding while their debt is outstanding. The loan bears interest at the applicable swap rate plus a margin of 2.40%, and the principal amount amortizes to zero at loan maturity in August 2022. We can voluntarily prepay the loan at any time, subject to certain conditions. The obligations of Cloudfunding are guaranteed by AerCap. The loan is secured by a portfolio of 11 aircraft with an average age of approximately 12 years, and equity interests in certain SPEs that own the pledged aircraft. The loan facility contains customary covenants and events of default, including covenants that limit the ability of Cloudfunding and its subsidiaries to incur additional indebtedness and create liens.

13. Income taxes

Our blended effective tax rate was 13.5% for the three and nine months ended September 30, 2015 and 17.2% and 17.5% for the three and nine months ended September 30, 2014, respectively. Our blended effective tax rate for the full year 2014 was 15.0%. The decreases in our effective tax rate for the three and nine months ended September 30, 2015 were driven primarily by the transfer of aircraft and substantial business operations from the United States to Ireland. Our blended effective tax rates for the three and nine months ended September 30, 2015 and 2014 were determined based upon estimates of our blended effective tax rates for the years ending December 31, 2015 and 2014, respectively. The blended effective tax rate in any year is impacted by the source and amount of earnings among our different tax jurisdictions.

14. Equity

In February 2015, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares. In May 2015, the Board of Directors authorized an additional $500 million, increasing the total authorization under the program to $750 million.

On June 9, 2015, we completed the Share Repurchase with AIG, at an approximate price per share of $47.77. Consideration for the Share Repurchase consisted of the issuance of the Junior Subordinated Notes to AIG and $250 million of cash on hand. See Note 1 — General. In relation to the Share Repurchase, we incurred $11.2 million of expenses.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Movements in Equity during the nine months ended September 30, 2015 and 2014 were as follows:

	Nine Months Ended September 30, 2015
	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Balance at beginning of period	$7,863,777	$78,771	$7,942,548
Dividends paid	—	(247)	(247)
Repurchase of shares	(761,228)	—	(761,228)
Share-based compensation, net of tax withholdings	42,399	—	42,399
Total comprehensive income (loss)	914,877	(2,061)	912,816
Balance at end of period	$8,059,825	$76,463	$8,136,288

	Nine Months Ended September 30, 2014
	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Balance at beginning of period	$2,425,372	$3,860	$2,429,232
ILFC Transaction	4,557,641	77,047	4,634,688
Dividends paid	—	(41)	(41)
Share-based compensation, net of tax withholdings	42,857	—	42,857
Total comprehensive income (loss)	516,588	(501)	516,087
Balance at end of period	$7,542,458	$80,365	$7,622,823

15.  Selling, general and administrative expenses

Selling, general and administrative expenses consist of the following for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Personnel expenses	$36,033	$39,504	$113,890	$76,719
Share-based compensation	25,083	25,729	75,177	43,232
Travel expenses	5,977	5,057	17,294	11,216
Professional services	9,949	7,539	31,180	16,483
Office expenses	7,219	7,670	21,868	13,478
Directors expenses	661	975	2,200	2,807
Other expenses	6,269	9,537	16,120	18,463
	$91,191	$96,011	$277,729	$182,398

16. Other income

Other income consists of the following for the periods presented:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2015		2014	2015		2014
AeroTurbine
Engines, airframes, parts and supplies revenue	$75,480		$79,861	$254,793		$172,138
Cost of goods sold	(60,303)		(66,854)	(205,574)		(144,195)
Gross profit	15,177		13,007	49,219		27,943
Management fees, interest and other	10,365	(a)	13,132	54,334	(a)	48,587	(b)
	$25,542		$26,139	$103,553		$76,530

(a)             Includes a $0.1 million and $17.1 million gain from the settlement of asset value guarantees in the three and nine months ended September 30, 2015, respectively.

(b)             Includes a $19.9 million gain from the sale of an investment accounted for under the equity method in the nine months ended September 30, 2014.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

17. Earnings per ordinary share

Basic earnings per share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 222,600 restricted shares as of September 30, 2015. For the calculation of diluted EPS, net income attributable to common stockholders for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. The computations of basic and diluted EPS for the periods indicated below are shown in the following tables:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net income for the computation of basic EPS	$293,917	$333,841	$914,521	$512,224
Weighted average ordinary shares outstanding - basic	197,264,160	212,070,104	206,054,934	163,722,591
Basic EPS	$1.49	$1.57	$4.44	$3.13

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net income for the computation of diluted EPS	$293,917	$333,841	$914,521	$512,224
Weighted average ordinary shares outstanding - diluted	199,215,352	214,398,654	208,568,730	166,095,640
Diluted EPS	$1.48	$1.56	$4.38	$3.08

18.  Variable interest entities

Our leasing and financing activities require us to use many forms of entities to achieve our business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the activities, and being the sole shareholder of the VIE.

AerDragon

In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company (“CAS”) and affiliates of Crédit Agricole Corporate and Investment Bank (“CA-CIB”) establishing AerDragon (“AerDragon”) with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $120.0 million in 2010, to $130.0 million in 2011, to $183.5 million in 2013 and to $223.5 million in early 2014. During 2013, the joint venture agreement was amended to include East Epoch Limited which agreed to become a shareholder in AerDragon. As of September 30, 2015, CAS owned 50% of AerDragon, with the other 50% owned equally by us, CA-CIB, and East Epoch Limited. We provide certain aircraft- and accounting-related services to the joint venture, and act as guarantor to the lenders of AerDragon, related to debt secured by certain aircraft which AerDragon purchased directly from us. This joint venture enhances our presence in the increasingly important Chinese market and our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. In December 2013, AerDragon signed a purchase agreement with Boeing for ten new B737-800 aircraft, four of which were delivered in December 2014, with the remaining six aircraft to be delivered in late 2015 and mid-2016. AerDragon had 23 narrowbody and one widebody aircraft on lease to ten airlines as of September 30, 2015. AerDragon completed the sales of two narrowbody aircraft to a third party in the nine months ended September 30, 2015.

We have determined that AerDragon is a VIE, in which we do not have control and are not the PB. Accordingly, we account for our investment in AerDragon under the equity method of accounting. With the exception of certain debt for which we act as a guarantor, the obligations of AerDragon are non-recourse to us.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

AerCap Partners I and AerCap Partners 767

In June 2008, AerCap Partners I Holding Limited (“AerCap Partners I”), a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired were leased back to TUI Travel for varying terms. As of September 30, 2015, six Boeing 757-200 aircraft have been sold, and 11 Boeing 737-800 and two Boeing 767-300ER remain in the portfolio. The initial aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. We have also entered into agreements to provide management and marketing services to AerCap Partners I. This senior debt facility was refinanced in advance of maturing in April 2015. The new senior debt facility is fully guaranteed by AerCap Holdings N.V. and will mature in April 2018. At September 30, 2015, AerCap Partners I had $131.0 million outstanding under its new senior debt facility.

The second tranche of senior debt was refinanced in April 2012, and as part of the refinancing, AerCap Partners 767 Limited (“AerCap Partners 767”), was incorporated. AerCap Partners 767 acquired two Boeing 767 aircraft with leases attached (from AerCap Partners I) which were financed through a $36.0 million senior debt facility and $30.9 million of subordinated debt consisting of $15.45 million from us and $15.45 million from our joint venture partner. $30.9 million of AerCap Partners I’s subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners 767. The senior debt in AerCap Partners 767 was subsequently refinanced in November 2014.

We have determined that AerCap Partners I and AerCap Partners 767 are variable interest entities in which we have control and are the PB. As such, we have consolidated AerCap Partners I’s and AerCap Partners 767’s financial results in our Condensed Consolidated Financial Statements.

Joint ventures with a U.S.-based aircraft leasing company (formerly with Waha)

In 2010, we entered into two joint ventures, AerLift Jet and AerLift, with Waha. We own 50% of AerLift Jet and 39% of AerLift. On April 6, 2014, Waha sold its stake in AerLift to a newly-established U.S.-based aircraft leasing company. AerLift Jet owned four aircraft, and AerLift owned six aircraft as of September 30, 2015. During the nine months ended September 30, 2015, Aerlift completed the sale of two engines to AeroTurbine. We have determined that the joint ventures are variable interest entities. We have control and are the PB of AerLift Jet, as such, we consolidate the financial results of AerLift Jet in our Condensed Consolidated Financial Statements. We do not have control and are not the PB of AerLift, and accordingly, we account for our investment in AerLift under the equity method of accounting.

ACSAL

In June 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL HOLDCO, LLC (“ACSAL”), an affiliate of Guggenheim, in exchange for cash and in addition we made a capital contribution of 19% in the equity of ACSAL.

We determined that ACSAL is a VIE, in which we do not have control and are not the PB. We do have significant influence and accordingly, we account for our investment in ACSAL under the equity method of accounting.

Other joint ventures

In 2010, we entered into two 50% joint ventures with two separate joint venture partners. The two joint ventures collectively owned six aircraft, consisting of three Airbus A330 and three Airbus A320 aircraft. On June 1, 2011, we sold our 50% interest in the three Airbus A330 aircraft that had been part of one of the joint ventures. We have determined that the remaining joint venture is a VIE in which we have control and we are the PB. As such, we consolidate the financial results of this joint venture in our Condensed Consolidated Financial Statements.

We hold equity and subordinated debt investments in ALS II and AerFunding. ALS II and AerFunding are variable interest entities in which we have control and we are the PB. As such, we consolidate the financial results of these entities in our Condensed Consolidated Financial Statements.

We also had an economic interest in AerCo. AerCo is an aircraft securitization vehicle in which we held the most junior class of subordinated notes and some notes immediately senior to those junior notes. We provided a variety of management services to AerCo for which we received fees. AerCo is a VIE for which we determined that we do not have control and are not the PB and, accordingly, we did not consolidate the financial results of AerCo in our Condensed Consolidated Financial Statements. Historically the investment in AerCo had been written down to zero. AerCo entered into a creditor’s winding up on August 4, 2015. On October 15, 2015, AerCo disclosed that no further payments of interest or principal will be made in respect to the classes of notes held by AerCap. Hence, we will not realize any value from the creditor’s winding up of AerCo.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

In April 2014, we sold our 42.3% equity interest in AerData, an integrated software solution provider for the aircraft leasing industry. AerData continues to provide software services to us.

We guarantee debt obligations on behalf of joint venture entities in the total amount of $258.2 million as of September 30, 2015.

Wholly-owned ECA and Ex-Im financing vehicles

We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our Condensed Consolidated Financial Statements.

Other secured financings

We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our Condensed Consolidated Financial Statements.

We consolidate one entity, Camden, in which we have a variable interest and which was established to obtain secured financing for the purchase of aircraft. The loans are non-recourse to us except under limited circumstances. We have determined that we are the PB of the entity because we control and manage all aspects of the entity, including directing the activities that most significantly affect the economic performance of the entity, and we absorb the majority of the risks and rewards of the entity.

Wholly-owned leasing entities

We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany loans, which serve as equity. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of the entities. These entities are therefore consolidated into our Condensed Consolidated Financial Statements.

Other variable interest entities

We have variable interests in the following entities, in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entity’s economic performance: (i) one entity that ILFC previously sold aircraft to and for which we manage the aircraft, where our variable interest consists of the servicing fee we receive for the management of those aircraft; and (ii) two entities, Castle 2003-1 Trust and Castle 2003-2 Trust (together, the “Castle Trusts”), that ILFC previously sold aircraft to and for which we continue to manage the aircraft, where our variable interests consist of the servicing fee we receive for the management of those aircraft. In October 2015, Castle 2003-2 Trust acquired the Castle 2003-1 Trust portfolio of aircraft. As a result, our servicing agreement with Castle 2003-1 Trust was terminated, and our servicing agreement with Castle 2003-2 Trust was amended to cover the combined portfolio.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

19.  Related party transactions

AIG

As a result of the ILFC Transaction, AIG held a significant ownership interest in AerCap. Following both secondary public offerings and the Share Repurchase, AIG no longer owns any of our outstanding ordinary shares. See Note 1 — General. AIG and its subsidiaries were considered related parties between the Closing Date and August 24, 2015, when AIG sold its remaining AerCap ordinary shares and when AIG’s remaining designee resigned from AerCap’s Board of Directors.

Debt: We have a senior unsecured revolving credit facility with AIG as lender and administrative agent. We paid fees of $0.6 million and $4.1 million from July 1, 2015 through August 24, 2015 and from January 1, 2015 through August 24, 2015, and $1.9 million and $12.9 million for the three and nine months ended September 30, 2014, respectively.

In June 2015, AerCap Trust issued the Junior Subordinated Notes due 2045 to AIG. See Note 1 — General. We paid no fees or interest to AIG from July 1, 2015 through August 24, 2015 or from January 1, 2015 through August 24, 2015 for these notes.

Repurchase of shares: On June 9, 2015, we completed the Share Repurchase from AIG. See Note 1 — General and Note 14 — Equity.

Derivatives: The counterparty of interest rate swap agreements we acquired as part of the ILFC Transaction is AIG Markets, Inc., a wholly-owned subsidiary of AIG, and these swap agreements are guaranteed by AIG. As of September 30, 2015, all interest rate swap agreements with AIG Markets, Inc., have matured. The net effect in our Condensed Consolidated Income Statements from July 1, 2015 through August 24, 2015 and from January 1, 2015 through August 24, 2015 from derivative contracts with AIG Markets, Inc. was nil, as the cash expense of $0.1 million and $1.3 million, respectively, was offset by a mark-to-market gain of $0.1 million and $1.3 million, respectively. The net effect in our Condensed Consolidated Income Statements for the three and nine months ended September 30, 2014 from derivative contracts with AIG Markets, Inc. was nil, as the cash expense of $2.0 million and $3.5 million, respectively, was offset by a mark-to-market gain of $2.0 million and $3.5 million, respectively. See also Note 9 — Derivative assets and liabilities.

Management fees: We received management fees of $1.6 million and $5.1 million from July 1, 2015 through August 24, 2015 and from January 1, 2015 through August 24, 2015, respectively, and $1.8 million and $3.1 million during the three and nine months ended September 30, 2014, respectively, from the Castle Trusts, affiliates of AIG.

AerDragon

AerCap provides insurance management and cash administrative services to AerDragon, a joint venture accounted for under the equity method. AerCap charged AerDragon a fee for these management services of $0.1 million and $0.1 million during the three months ended September 30, 2015 and 2014, respectively, and $0.3 million and $0.3 million during the nine months ended September 30, 2015 and 2014, respectively.

ACSAL

We provide aircraft asset and lease management services to ACSAL, an investment accounted for under the equity method, for which we received a fee of $0.1 million and $0.1 million during the three months ended September 30, 2015 and 2014, respectively, and $0.4 million and $0.4 million during the nine months ended September 30, 2015 and 2014, respectively.

AerLift

We provide a variety of management services to AerLift, a joint venture accounted for under the equity method, for which we received a fee of $0.7 million and $0.7 million during the three months ended September 30, 2015 and 2014, respectively, and $2.2 million and $2.9 million during the nine months ended September 30, 2015 and 2014, respectively.

AerCo

AerCo is an aircraft securitization vehicle from which we held the most junior class of subordinated notes and some notes immediately senior to those junior notes. See Note 18 — Variable interest entities. We provide a variety of management services to AerCo for which we received fees of $0.6 million and $0.2 million during the three months ended September 30, 2015 and 2014, respectively, and $1.3 million and $1.0 million during the nine months ended September 30, 2015 and 2014, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

20.  Commitments and contingencies

Aircraft on order

On June 16, 2015, we signed an agreement with Boeing for an order of 100 Boeing 737MAX aircraft with deliveries starting in 2019. The order has a total value of approximately $10.7 billion based on the current list price; however, we will receive significant concessions from Boeing which will lower the purchase price of each aircraft.

At September 30, 2015, we had commitments to purchase 458 new aircraft scheduled for delivery through 2022. The majority of these commitments are based upon purchase agreements with Boeing, Airbus or Embraer.

Movements in prepayments on flight equipment and capitalized interest during the nine months ended September 30, 2015 and 2014 were as follows:

	Nine Months Ended September 30,
	2015		2014
Prepayments on flight equipment and capitalized interest at beginning of period	$3,486,514		$223,815
Prepayments made during the period	616,482		215,019
ILFC Transaction	—		3,176,322
Interest capitalized during the period	55,230	(a)	48,252
Prepayments and capitalized interest applied to the purchase of flight equipment	(722,214)		(202,596)
Prepayments on flight equipment and capitalized interest at end of period	$3,436,012		$3,460,812

(a)             Includes an out of period adjustment of $16.9 million recorded during the nine months ended September 30, 2015. See Note 2 — Basis of presentation.

Additional details of our commitments and contingencies can be found in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015.

Asset value guarantees

As part of the ILFC Transaction, we assumed the potential obligation of contracts that guarantee, for a fee, a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. During the nine months ended September 30, 2015, we settled two asset value guarantees and recognized a $17.1 million gain. As of September 30, 2015, nine guarantees were outstanding. Subsequent to September 30, 2015, we sold one of the aircraft that was subject to a guarantee.

We regularly review the underlying values of the aircraft collateral to determine our exposure under asset value guarantees. We did not record any asset value guarantee loss provisions during the three or nine months ended September 30, 2015 or 2014, respectively.

At September 30, 2015 and December 31, 2014, the carrying value of the asset value guarantee liability was $70.0 million and $133.5 million, respectively, and was included in Accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. At September 30, 2015, the maximum aggregate potential commitment that we were obligated to pay under these guarantees, including those exercised, and without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $216.4 million.

Other guarantees

In September 2015, we entered into an agreement to guarantee the future re-lease or extension rental rates and other costs of four aircraft sold up to agreed maximum amounts for each aircraft. These guarantees expire when qualifying re-lease or extension agreements are signed but no later than 2018. We are obligated to perform under these guarantees if the contracted net re-lease or extension rates do not equal or exceed the specified amounts in the guarantees. At September 30, 2015, the guarantee carrying value was $9.9 million and was included in Accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheet. At September 30, 2015, the maximum undiscounted aggregate future guarantee payments that we could be obligated to make under these guarantees, without offset for the projected net future re-lease or extension rates, were approximately $22.4 million.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Legal proceedings

General

In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews the applicable indemnities and insurance coverage. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our consolidated financial condition, results of operations or cash flows.

VASP litigation

We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The Appellate Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the “STJ”) dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap’s extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. While we have been advised that it would be normal practice to take such an opinion into consideration, there are no assurances that the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then we, VASP and the court appointed experts to assist the court in calculating damages. Our appointed expert has concluded that no damages were incurred. The VASP-appointed expert has concluded that substantial damages were incurred, and has claimed that such damages should reflect monetary adjustments and default interest for the passage of time. The court-appointed expert has also concluded that no damages were incurred. The public prosecutor has filed an opinion that supports the view of the VASP-appointed expert. In response to that opinion, the court-appointed expert has since reaffirmed his conclusion. The procedure is ongoing. We believe, and we have been advised, that it is not probable that VASP will be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain, and the court is conducting its own analysis and will reach its own conclusion. The amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP’s default under seven leases that were governed by English law. VASP filed applications challenging the jurisdiction of the English court, and sought to adjourn the jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008, the English court dismissed VASP’s applications.

In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40.0 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be enforced in Brazil. The STJ granted AerCap’s application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP’s appeal of the order ratifying the English judgment.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP appealed that ruling to the full panel of the STJ. On December 17, 2012, the Special Court of the STJ reversed the ruling of the reporting justice and upheld the order placing VASP in bankruptcy. The decision was published on February 1, 2013. On February 25, 2013, the lapse of time for appeal (res judicata) was certified.

In addition to our claim in the English courts, AerCap has also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP’s default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP’s bankruptcy, the Irish action went forward. Upon VASP’s failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered judgment in favour of AerCap, awarding us damages in the amount of approximately $36.9 million. We are presently seeking to have the Irish judgment ratified by the STJ in Brazil.

Transbrasil litigation

In the early 1990s, two AerCap-related companies (the “AerCap Lessors”) leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and certain of its affiliates (collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.

In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil’s calculations were greatly exaggerated.

Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants’ attempts to collect on the Notes.

In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors.

In February 2014, Transbrasil appealed the STJ’s ruling of October 2013 to another panel of the STJ.

In light of the STJ’s ruling of October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions — those seeking statutory penalties and attorneys’ fees. The TJSP has since affirmed the dismissals of those actions. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending; however, the action has currently been stayed pending a final decision in the Transbrasil Lawsuit.

Yemen Airways-Yemenia litigation

ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier (“Hassanati Action”). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and is pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC’s favor and dismissed all of the Hassanati plaintiffs’ remaining claims. The Hassanati plaintiffs have appealed the judgment. On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the “Abdallah Action”). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.

Air Lease litigation

On April 24, 2012, ILFC and AIG filed a lawsuit in the Los Angeles Superior Court against ILFC’s former CEO, Steven Udvar Hazy, Mr. Hazy’s current company, Air Lease Corporation (“ALC”), and a number of ALC’s officers and employees who were formerly employed by ILFC. The lawsuit alleged that Mr. Hazy and the former officers and employees, while employed at ILFC, diverted corporate opportunities from ILFC, misappropriated ILFC’s trade secrets and other proprietary information, and committed other breaches of their fiduciary duties, all at the behest of ALC.

The complaint sought monetary damages and injunctive relief for breaches of fiduciary duty, misappropriation of trade secrets, unfair competition, and various other violations of state law.

On August 15, 2013, ALC filed a cross-complaint against ILFC and AIG. Relevant to ILFC, ALC’s cross-complaint alleged that ILFC entered into, and later breached, an agreement to sell aircraft to ALC. Based on these allegations, the cross-complaint asserted a claim against ILFC for breach of contract. The cross-complaint sought significant compensatory and punitive damages.

On April 23, 2014, ILFC filed an amended complaint adding as a defendant Leonard Green & Partners, L.P. The complaint added claims against Leonard Green & Partners, L.P. for aiding and abetting the individual defendants’ breaches of their fiduciary duties and duty of loyalty to ILFC and for unfair competition.

On April 23, 2015, we entered into an agreement to settle the litigation. Pursuant to the terms of the settlement agreement, each of the parties to the litigation received full releases of all claims and counterclaims asserted in the litigation. Neither AerCap nor ILFC made or received any payments pursuant to the settlement agreement.

21.  Fair value measurements

The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

Assets and liabilities measured at fair value on a recurring basis

As of September 30, 2015, our derivative portfolio consisted of interest rate caps, and as of December 31, 2014, our derivative portfolio consisted of interest rate swaps, caps and floors. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.

The following table summarizes our financial assets and liabilities as of September 30, 2015 and December 31, 2014, that we measured at fair value on a recurring basis by level within the fair value hierarchy.

	September 30, 2015
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$15,248	$—	$15,248	$—

Liabilities
Derivative liabilities	—	—	—	—
	$15,248	$—	$15,248	$—

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$24,549	$—	$24,549	$—

Liabilities
Derivative liabilities	(2,208)	—	(2,208)	—
	$22,341	$—	$22,341	$—

Assets and liabilities measured at fair value on a non-recurring basis

We measure the fair value of our flight equipment on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the aircraft carrying amounts may not be recoverable. Additional details of recoverability assessments performed on flight equipment are described in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Management is active in the aircraft leasing industry and develops and adjusts the assumptions used in the recoverability assessment. Therefore, fair value of flight equipment is classified as a Level 3 valuation.

During the three months ended September 30, 2015, we recognized impairment charges of $7.9 million primarily related to two older aircraft that were redelivered from the respective lessees. We received or retained lease-end maintenance compensation, and recognized $18.6 million of maintenance rents and other receipts upon redelivery.

During the nine months ended September 30, 2015, we recognized impairment charges of $15.4 million related to six aircraft that were redelivered and subsequently sold or parted-out and nine engines. We recognized $18.6 million of lease-end maintenance rents and other receipts related to two aircraft. The impairment on the other four aircraft and the engines was recognized as the net book values were no longer supported based on the latest cash flow estimates. During the three and nine months ended September 30, 2014, we recognized impairment charges of $1.6 million related to one part-out airframe and two engines, and $1.9 million related to one part-out airframe and three engines, respectively.

Inputs to non-recurring fair value measurements categorized as level 3

We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the estimated future cash flows include current contractual lease cash flows, projected future non-contractual lease cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.

The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. We generally assume the estimated holding period to be 25 years from the date of manufacture unless facts and circumstances indicate the holding period is expected to be shorter. Shorter holding periods can result from our assessment of the continued marketability of certain aircraft types or when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated or actual sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the residual value assumed is based on an estimated part-out value or the contracted sale price.

The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the market attractiveness of the aircraft type, the likely debt and equity financing components, and the required returns of those financing components.

Sensitivity to changes in unobservable inputs

When estimating the fair value measurement of flight equipment, we consider the effect of a change in a particular assumption independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.

The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining estimated holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.

Fair value disclosures of financial instruments

The fair value of Restricted cash and Cash and cash equivalents approximates their carrying value because of their short term nature (Level 1). The carrying value of notes receivable approximates its fair value (Level 2). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized on the balance sheet at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2). The fair value of guarantees is determined by reference to the fair market value or future lease cash flows of the underlying aircraft and the guaranteed amount (Level 3).

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

The carrying amounts and fair values of our most significant financial instruments at September 30, 2015 and December 31, 2014 are as follows:

	September 30, 2015
	Book value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,301,492	$1,301,492	$1,301,492	$—	$—
Restricted cash	384,657	384,657	384,657	—	—
Derivative assets	15,248	15,248	—	15,248	—
Notes receivable	111,721	111,721	—	111,721	—
	$1,813,118	$1,813,118	$1,686,149	$126,969	$—
Liabilities
Debt	$29,321,208	$29,193,092	$—	$29,193,092	$—
Guarantees	79,880	79,376	—	—	79,376
	$29,401,088	$29,272,468	$—	$29,193,092	$79,376

	December 31, 2014
	Book value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,490,369	$1,490,369	$1,490,369	$—	$—
Restricted cash	717,388	717,388	717,388	—	—
Derivative assets	24,549	24,549	—	24,549	—
Notes receivable	135,154	135,154	—	135,154	—
	$2,367,460	$2,367,460	$2,207,757	$159,703	$—
Liabilities
Debt	$30,402,392	$30,384,868	$—	$30,384,868	$—
Derivative liabilities	2,208	2,208	—	2,208	—
Guarantees	133,500	131,814	—	—	131,814
	$30,538,100	$30,518,890	$—	$30,387,076	$131,814

22. Supplemental guarantor financial information

The following supplemental financial information is presented to comply with Rule 3-10 of Regulation S-X.

AerCap Aviation Notes

In May 2012, AerCap Aviation Solutions B.V. (“AerCap Aviation Solutions”), a 100%-owned finance subsidiary of AerCap Holdings N.V. (the “Parent Guarantor”), issued $300.0 million of 6.375% senior unsecured notes due 2017 (the “AerCap Aviation Notes”). The AerCap Aviation Notes were initially fully and unconditionally guaranteed by the Parent Guarantor.

In November 2012, we entered into a $285.0 million unsecured revolving credit facility which was guaranteed by AerCap Aviation Solutions and AerCap Ireland Limited (“AerCap Ireland”). The guarantee by AerCap Ireland under this facility triggered a springing guarantee under the AerCap Aviation Notes indenture.

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of September 30, 2015 and December 31, 2014, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Comprehensive Income for the three and nine months ended September 30, 2015 and 2014, and Condensed Consolidating Statements of Cash Flows for the nine months ended September 30, 2015 and 2014 of (a) the Parent Guarantor, (b) AerCap Aviation Solutions, (c) AerCap Ireland, (d) the non-guarantor subsidiaries, (e) elimination entries necessary to consolidate the Parent Guarantor with AerCap Aviation Solutions, AerCap Ireland and the non-guarantor subsidiaries and (f) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to AerCap Ireland and AerCap Aviation Solutions have not been provided because AerCap Ireland and AerCap Aviation Solutions are 100%-owned by the Parent Guarantor, all guarantees are full and unconditional and the Parent Guarantor’s financial statements have been filed in this interim report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Balance Sheet

	September 30, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	12	—	292	997	—	1,301
Restricted cash	—	—	13	372	—	385
Flight equipment held for operating leases, net	—	—	1,039	31,208	—	32,247
Maintenance rights intangible and lease premium, net	—	—	83	3,323	—	3,406
Flight equipment held for sale	—	—	—	10	—	10
Net investment in finance and sales-type leases	—	—	23	413	—	436
Prepayments on flight equipment	—	—	—	3,436	—	3,436
Investments including investments in subsidiaries	8,905	—	3,294	113	(12,199)	113
Intercompany receivables and other assets	355	256	6,689	16,420	(21,852)	1,868
Total Assets	9,272	256	11,433	56,292	(34,051)	43,202
Liabilities and Equity
Debt	300	300	85	28,636	—	29,321
Intercompany payables and other liabilities	912	6	3,913	22,766	(21,852)	5,745
Total liabilities	1,212	306	3,998	51,402	(21,852)	35,066

Total AerCap Holdings N.V. shareholders’ equity	8,060	(50)	7,435	4,814	(12,199)	8,060
Non-controlling interest	—	—	—	76	—	76
Total Equity	8,060	(50)	7,435	4,890	(12,199)	8,136
Total Liabilities and Equity	9,272	256	11,433	56,292	(34,051)	43,202

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Balance Sheet

	December 31, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	7	—	816	667	—	1,490
Restricted cash	—	—	7	710	—	717
Flight equipment held for operating leases, net	—	—	568	31,417	—	31,985
Maintenance rights intangible and lease premium, net	—	—	3	3,903	—	3,906
Flight equipment held for sale	—	—	—	14	—	14
Net investment in finance and sales-type leases	—	—	25	322	—	347
Prepayments on flight equipment	—	—	2	3,485	—	3,487
Investments including investments in subsidiaries	7,902	—	2,298	116	(10,200)	116
Intercompany receivables and other assets	552	263	6,626	5,810	(11,446)	1,805
Total Assets	8,461	263	10,345	46,444	(21,646)	43,867
Liabilities and Equity
Debt	—	300	111	29,991	—	30,402
Intercompany payables and other liabilities	597	1	3,826	12,544	(11,446)	5,522
Total liabilities	597	301	3,937	42,535	(11,446)	35,924

Total AerCap Holdings N.V. shareholders’ equity	7,864	(38)	6,408	3,830	(10,200)	7,864
Non-controlling interest	—	—	—	79	—	79
Total Equity	7,864	(38)	6,408	3,909	(10,200)	7,943
Total Liabilities and Equity	8,461	263	10,345	46,444	(21,646)	43,867

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Nine Months Ended September 30, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	77	3,629	—	3,706
Net gain on sale of assets	—	—	2	138	—	140
Other income (loss)	3	—	336	615	(850)	104
Total Revenues and other income	3	—	415	4,382	(850)	3,950
Expenses
Depreciation and amortization	—	—	36	1,335	—	1,371
Asset impairment	—	—	—	15	—	15
Interest expense	8	15	199	1,192	(588)	826
Leasing expenses	—	—	8	388	—	396
Transaction and integration related expenses	—	—	—	8	—	8
Selling, general and administrative expenses	80	—	74	387	(262)	279
Total Expenses	88	15	317	3,325	(850)	2,895
(Loss) income before income taxes and income of investments accounted for under the equity method	(85)	(15)	98	1,057	—	1,055
Provision for income taxes	22	4	(12)	(156)	—	(142)
Equity in net losses of investments accounted for under the equity method	—	—	—	(1)	—	(1)
Net (loss) income before income from subsidiaries	(63)	(11)	86	900	—	912
Income (loss) from subsidiaries	978	—	942	85	(2,005)	—
Net income (loss)	915	(11)	1,028	985	(2,005)	912
Net loss attributable to non-controlling interest	—	—	—	3	—	3
Net income (loss) attributable to AerCap Holdings N.V.	915	(11)	1,028	988	(2,005)	915

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Nine Months Ended September 30, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	11	2,200	—	2,211
Net gain on sale of assets	—	—	10	2	—	12
Other income (loss)	23	—	53	296	(296)	76
Total Revenues and other income	23	—	74	2,498	(296)	2,299
Expenses
Depreciation and amortization	—	—	4	820	—	824
Asset impairment	—	—	—	2	—	2
Interest expense	10	15	143	546	(214)	500
Leasing expenses	—	—	1	66	—	67
Transaction and integration related expenses	1	—	18	118	—	137
Selling, general and administrative expenses	49	—	72	143	(82)	182
Total Expenses	60	15	238	1,695	(296)	1,712
(Loss) income before income taxes and income of investments accounted for under the equity method	(37)	(15)	(164)	803	—	587
Provision for income taxes	9	4	21	(136)	—	(102)
Equity in net earnings of investments accounted for under the equity method	—	—	—	27	—	27
Net (loss) income before income from subsidiaries	(28)	(11)	(143)	694	—	512
Income (loss) from subsidiaries	540	—	624	(110)	(1,054)	—
Net income (loss)	512	(11)	481	584	(1,054)	512
Net income attributable to non-controlling interest	—	—	—	—	—	—
Net income (loss) attributable to AerCap Holdings N.V.	512	(11)	481	584	(1,054)	512

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Three Months Ended September 30, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	34	1,212	—	1,246
Net gain on sale of assets	—	—	—	52	—	52
Other income (loss)	1	—	133	158	(267)	25
Total Revenues and other income	1	—	167	1,422	(267)	1,323
Expenses
Depreciation and amortization	—	—	16	443	—	459
Asset impairment	—	—	—	8	—	8
Interest expense	3	5	67	391	(183)	283
Leasing expenses	—	—	2	131	—	133
Transaction and integration related expenses	—	—	—	3	—	3
Selling, general and administrative expenses	31	—	24	121	(84)	92
Total Expenses	34	5	109	1,097	(267)	978
(Loss) income before income taxes and income of investments accounted for under the equity method	(33)	(5)	58	325	—	345
Provision for income taxes	9	1	(7)	(49)	—	(46)
Equity in net losses of investments accounted for under the equity method	—	—	—	(5)	—	(5)
Net (loss) income before income from subsidiaries	(24)	(4)	51	271	—	294
Income (loss) from subsidiaries	318	—	426	49	(793)	—
Net income (loss)	294	(4)	477	320	(793)	294
Net income attributable to non-controlling interest	—	—	—	—	—	—
Net income (loss) attributable to AerCap Holdings N.V.	294	(4)	477	320	(793)	294

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Three Months Ended September 30, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	6	1,210	—	1,216
Net gain on sale of assets	—	—	—	3	—	3
Other income (loss)	2	—	13	97	(86)	26
Total Revenues and other income	2	—	19	1,310	(86)	1,245
Expenses
Depreciation and amortization	—	—	2	455	—	457
Asset impairment	—	—	—	2	—	2
Interest expense	3	5	51	260	(54)	265
Leasing expenses	—	—	1	30	—	31
Transaction and integration related expenses	2	—	8	5	—	15
Selling, general and administrative expenses	24	—	27	77	(32)	96
Total Expenses	29	5	89	829	(86)	866
(Loss) income before income taxes and income of investments accounted for under the equity method	(27)	(5)	(70)	481	—	379
Provision for income taxes	6	1	22	(94)	—	(65)
Equity in net earnings of investments accounted for under the equity method	—	—	—	21	—	21
Net (loss) income before income from subsidiaries	(21)	(4)	(48)	408	—	335
Income (loss) from subsidiaries	355	—	364	(18)	(701)	—
Net income (loss)	334	(4)	316	390	(701)	335
Net income attributable to non-controlling interest	—	—	—	(1)	—	(1)
Net income (loss) attributable to AerCap Holdings N.V.	334	(4)	316	389	(701)	334

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Cash Flows

	Nine Months Ended September 30, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss)	915	(11)	1,028	985	(2,005)	912
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(978)	—	(942)	(85)	2,005	—
Depreciation and amortization	—	—	36	1,335	—	1,371
Asset impairment	—	—	—	15	—	15
Amortization of debt issuance costs and debt discount	—	1	—	33	—	34
Amortization of lease premium intangibles	—	—	—	18	—	18
Amortization of fair value adjustments on debt	—	—	—	(348)	—	(348)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	59	—	59
Maintenance rights write off	—	—	—	396	—	396
Maintenance liability release to income	—	—	(4)	(75)	—	(79)
Net gain on sale of assets	—	—	(2)	(138)	—	(140)
Deferred income taxes	(22)	(4)	12	153	—	139
Other	48	—	16	24	—	88
Cash flow from operating activities before changes in working capital	(37)	(14)	144	2,372	—	2,465
Working capital	534	14	(699)	92	—	(59)
Net cash provided by (used in) operating activities	497	—	(555)	2,464	—	2,406
Purchase of flight equipment	—	—	(128)	(1,902)	—	(2,030)
Proceeds from sale or disposal of assets	—	—	45	1,042	—	1,087
Prepayments on flight equipment	—	—	—	(643)	—	(643)
Collections of finance and sales-type leases	—	—	1	39	—	40
Movement in restricted cash	—	—	7	325	—	332
Other	—	—	—	(46)	—	(46)
Net cash used in investing activities	—	—	(75)	(1,185)	—	(1,260)
Issuance of debt	300	—	—	2,425	—	2,725
Repayment of debt	—	—	(7)	(3,435)	—	(3,442)
Debt issuance costs paid	—	—	—	(23)	—	(23)
Maintenance payments received	—	—	108	468	—	576
Maintenance payments returned	—	—	(11)	(405)	—	(416)
Security deposits received	—	—	20	127	—	147
Security deposits returned	—	—	(4)	(104)	—	(108)
Repurchase of shares and tax withholdings on share-based compensation	(792)	—	—	—	—	(792)
Net cash (used in) provided by financing activities	(492)	—	106	(947)	—	(1,333)
Net increase (decrease) in cash and cash equivalents	5	—	(524)	332	—	(187)
Effect of exchange rate changes	—	—	—	(2)	—	(2)
Cash and cash equivalents at beginning of period	7	—	816	667	—	1,490
Cash and cash equivalents at end of period	12	—	292	997	—	1,301

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Cash Flows

	Nine Months Ended September 30, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss)	512	(11)	481	584	(1,054)	512
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(540)	—	(624)	110	1,054	—
Dividend received	—	—	9	—	(9)	—
Depreciation and amortization	—	—	4	820	—	824
Asset impairment	—	—	—	2	—	2
Amortization of debt issuance costs and debt discount	3	1	—	70	—	74
Amortization of lease premium intangibles	—	—	—	12	—	12
Amortization of fair value adjustments on debt	—	—	—	(209)	—	(209)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	45	—	45
Maintenance rights write off	—	—	—	34	—	34
Maintenance liability release to income	—	—	—	(26)	—	(26)
Net gain on sale of assets	—	—	(10)	(2)	—	(12)
Deferred income taxes	(9)	(4)	(21)	132	—	98
Other	28	—	4	33	—	65
Cash flow from operating activities before changes in working capital	(6)	(14)	(157)	1,605	(9)	1,419
Working capital	164	14	1,159	(1,282)	—	55
Net cash provided by (used in) operating activities	158	—	1,002	323	(9)	1,474
Purchase of flight equipment	—	—	(314)	(1,061)	—	(1,375)
Proceeds from sale or disposal of assets	—	—	177	310	—	487
Prepayments on flight equipment	—	—	(2)	(263)	—	(265)
Acquisition of ILFC, net of cash acquired	—	—	—	(195)	—	(195)
Collections of finance and sales-type leases	—	—	—	29	—	29
Movement in restricted cash	—	—	1	326	—	327
Net cash used in investing activities	—	—	(138)	(854)	—	(992)
Issuance of debt	75	—	18	4,360	—	4,453
Repayment of debt	(225)	—	(8)	(3,330)	—	(3,563)
Debt issuance costs paid	—	—	—	(111)	—	(111)
Maintenance payments received	—	—	6	361	—	367
Maintenance payments returned	—	—	—	(163)	—	(163)
Security deposits received	—	—	6	42	—	48
Security deposits returned	—	—	(2)	(60)	—	(62)
Dividend paid	—	—	—	(9)	9	—
Net cash (used in) provided by financing activities	(150)	—	20	1,090	9	969
Net increase in cash and cash equivalents	8	—	884	559	—	1,451
Effect of exchange rate changes	—	—	—	(3)	—	(3)
Cash and cash equivalents at beginning of period	—	—	140	156	—	296
Cash and cash equivalents at end of period	8	—	1,024	712	—	1,744

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Comprehensive Income

	Nine Months Ended September 30, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	915	(11)	1,028	988	(2,005)	915
Other comprehensive income:
Change in fair value of derivatives, net of tax	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	915	(11)	1,028	988	(2,005)	915

	Nine Months Ended September 30, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	512	(11)	481	584	(1,054)	512
Other comprehensive income:
Change in fair value of derivatives, net of tax	—	—	—	5	—	5
Total other comprehensive income	—	—	—	5	—	5
Share of other comprehensive income (loss) from subsidiaries	5	—	5	—	(10)	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	517	(11)	486	589	(1,064)	517

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended September 30, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	294	(4)	477	320	(793)	294
Other comprehensive income:
Change in fair value of derivatives, net of tax	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	294	(4)	477	320	(793)	294

	Three Months Ended September 30, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	334	(4)	316	389	(701)	334
Other comprehensive income:
Change in fair value of derivatives, net of tax	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	334	(4)	316	389	(701)	334

AGAT/AICL Notes

In May 2014, AerCap Global Aviation Trust (“AerCap Trust”) and AerCap Ireland Capital Limited (“AerCap Ireland Capital”), each a 100%-owned subsidiary of the Parent Guarantor, co-issued $2.6 billion aggregate principal amount of senior notes (the “Acquisition Notes”), consisting of $400 million aggregate principal amount of 2.750% notes due 2017, $1.1 billion aggregate principal amount of 3.750% notes due 2019, and $1.1 billion aggregate principal amount of 4.50% notes due 2021. In September 2014, AerCap Trust and AerCap Ireland Capital co-issued $800 million aggregate principal amount of 5.00% senior notes due 2021 (the “5.00% Notes”). In June 2015, AerCap Trust and AerCap Ireland Capital co-issued $1.0 billion aggregate principal amount of senior notes, consisting of $500.0 million aggregate principal amount of 4.250% notes due 2020 and $500.0 million aggregate principal amount of 4.625% notes due 2022 (collectively, the “Shelf Takedown Notes”, and together with the Acquisition Notes and the 5.00% Notes, the “AGAT/AICL Notes”). The AGAT/AICL Notes are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and by AerCap Ireland, AerCap Aviation Solutions, International Lease Finance Corporation and AerCap U.S. Global Aviation LLC (together, the “Subsidiary Guarantors”).

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of September 30, 2015 and December 31, 2014, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Comprehensive Income for the three and nine months ended September 30, 2015 and 2014, and Condensed Consolidating Statements of Cash Flows for the nine months ended September 30, 2015 and 2014 of (a) the Parent Guarantor, (b) AerCap Trust and AerCap Ireland Capital, (c) the Subsidiary Guarantors on a combined basis, (d) the non-guarantor subsidiaries on a combined basis, (e) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AerCap Ireland Capital, the Subsidiary Guarantors and the non-guarantor subsidiaries and (f) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Trust, AerCap Ireland Capital and the Subsidiary Guarantors have not been provided, as AerCap Trust, AerCap Ireland Capital and the Subsidiary Guarantors are 100%-owned by the Parent Guarantor, all guarantees of the AGAT/AICL Notes are joint and several and full and unconditional and the Parent Guarantor’s financial statements have been filed in this interim report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Balance Sheet

	September 30, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	12	561	40	436	252	—	1,301
Restricted cash	—	—	—	13	372	—	385
Flight equipment held for operating leases, net	—	14,117	—	1,198	16,932	—	32,247
Maintenance rights intangible and lease premium, net	—	1,931	—	85	1,390	—	3,406
Flight equipment held for sale	—	10	—	—	—	—	10
Net investment in finance and sales-type leases	—	181	—	62	193	—	436
Prepayments on flight equipment	—	3,098	—	6	332	—	3,436
Investments including investments in subsidiaries	8,905	677	6,063	4,319	122	(19,973)	113
Intercompany receivables and other assets	355	10,641	39	7,119	8,621	(24,907)	1,868
Total Assets	9,272	31,216	6,142	13,238	28,214	(44,880)	43,202
Liabilities and Equity
Debt	300	18,605	—	422	9,994	—	29,321
Intercompany payables and other liabilities	912	6,530	4,830	4,822	13,559	(24,908)	5,745
Total liabilities	1,212	25,135	4,830	5,244	23,553	(24,908)	35,066

Total AerCap Holdings N.V. shareholders’ equity	8,060	6,081	1,312	7,918	4,661	(19,972)	8,060
Non-controlling interest	—	—	—	76	—	—	76
Total Equity	8,060	6,081	1,312	7,994	4,661	(19,972)	8,136
Total Liabilities and Equity	9,272	31,216	6,142	13,238	28,214	(44,880)	43,202

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Balance Sheet

	December 31, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	7	225	14	1,006	238	—	1,490
Restricted cash	—	—	—	7	710	—	717
Flight equipment held for operating leases, net	—	14,102	—	781	17,102	—	31,985
Maintenance rights intangible and lease premium, net	—	2,235	—	18	1,653	—	3,906
Flight equipment held for sale	—	5	—	—	9	—	14
Net investment in finance and sales-type leases	—	29	—	71	160	87	347
Prepayments on flight equipment	—	3,154	—	15	318	—	3,487
Investments including investments in subsidiaries	7,902	493	5,242	3,170	126	(16,817)	116
Intercompany receivables and other assets	552	11,415	65	8,541	9,395	(28,163)	1,805
Total Assets	8,461	31,658	5,321	13,609	29,711	(44,893)	43,867
Liabilities and Equity
Debt	—	19,457	—	453	10,492	—	30,402
Intercompany payables and other liabilities	597	6,959	4,730	6,217	15,095	(28,076)	5,522
Total liabilities	597	26,416	4,730	6,670	25,587	(28,076)	35,924

Total AerCap Holdings N.V. shareholders’ equity	7,864	5,242	591	6,862	4,122	(16,817)	7,864
Non-controlling interest	—	—	—	77	2	—	79
Total Equity	7,864	5,242	591	6,939	4,124	(16,817)	7,943
Total Liabilities and Equity	8,461	31,658	5,321	13,609	29,711	(44,893)	43,867

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Nine Months Ended September 30, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	1,737	—	104	1,865	—	3,706
Net gain (loss) on sale of assets	—	150	—	2	(12)	—	140
Other income (loss)	3	771	—	506	247	(1,423)	104
Total Revenues and other income	3	2,658	—	612	2,100	(1,423)	3,950
Expenses
Depreciation and amortization	—	645	—	48	678	—	1,371
Asset impairment	—	3	—	—	12	—	15
Interest expense	8	964	114	253	510	(1,023)	826
Leasing expenses	—	197	—	19	180	—	396
Transaction and integration related expenses	—	—	—	8	—	—	8
Selling, general and administrative expenses	80	99	—	237	263	(400)	279
Total Expenses	88	1,908	114	565	1,643	(1,423)	2,895
(Loss) income before income taxes and income of investments accounted for under the equity method	(85)	750	(114)	47	457	—	1,055
Provision for income taxes	22	(94)	14	6	(90)	—	(142)
Equity in net losses of investments accounted for under the equity method	—	—	—	—	(1)	—	(1)
Net (loss) income before income from subsidiaries	(63)	656	(100)	53	366	—	912
Income (loss) from subsidiaries	978	151	806	985	(942)	(1,978)	—
Net income (loss)	915	807	706	1,038	(576)	(1,978)	912
Net loss attributable to non-controlling interest	—	—	—	—	3	—	3
Net income (loss) attributable to AerCap Holdings N.V.	915	807	706	1,038	(573)	(1,978)	915

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Nine Months Ended September 30, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	649	—	127	1,435	—	2,211
Net gain (loss) on sale of assets	—	3	—	10	(1)	—	12
Other income (loss)	23	30	—	64	247	(288)	76
Total Revenues and other income	23	682	—	201	1,681	(288)	2,299
Expenses
Depreciation and amortization	—	290	—	38	496	—	824
Asset impairment	—	—	—	—	2	—	2
Interest expense	10	262	11	198	237	(218)	500
Leasing expenses	—	12	—	30	25	—	67
Transaction and integration related expenses	1	—	69	38	29	—	137
Selling, general and administrative expenses	49	—	—	77	126	(70)	182
Total Expenses	60	564	80	381	915	(288)	1,712
(Loss) income before income taxes and income of investments accounted for under the equity method	(37)	118	(80)	(180)	766	—	587
Provision for income taxes	9	(15)	10	56	(162)	—	(102)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	27	—	27
Net (loss) income before income from subsidiaries	(28)	103	(70)	(124)	631	—	512
Income (loss) from subsidiaries	540	316	418	713	(16)	(1,971)	—
Net income (loss)	512	419	348	589	615	(1,971)	512
Net income attributable to non-controlling interest	—	—	—	—	—	—	—
Net income (loss) attributable to AerCap Holdings N.V.	512	419	348	589	615	(1,971)	512

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Three Months Ended September 30, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	584	—	39	623	—	1,246
Net gain (loss) on sale of assets	—	74	—	—	(22)	—	52
Other income (loss)	1	247	—	193	(88)	(328)	25
Total Revenues and other income	1	905	—	232	513	(328)	1,323
Expenses
Depreciation and amortization	—	216	—	20	223	—	459
Asset impairment	—	3	—	—	5	—	8
Interest expense	3	329	38	85	32	(204)	283
Leasing expenses	—	71	—	2	60	—	133
Transaction and integration related expenses	—	—	—	3	—	—	3
Selling, general and administrative expenses	31	18	—	82	85	(124)	92
Total Expenses	34	637	38	192	405	(328)	978
(Loss) income before income taxes and income of investments accounted for under the equity method	(33)	268	(38)	40	108	—	345
Provision for income taxes	9	(34)	4	—	(25)	—	(46)
Equity in net losses of investments accounted for under the equity method	—	—	—	—	(5)	—	(5)
Net (loss) income before income from subsidiaries	(24)	234	(34)	40	78	—	294
Income (loss) from subsidiaries	318	43	276	417	(426)	(628)	—
Net income (loss)	294	277	242	457	(348)	(628)	294
Net income attributable to non-controlling interest	—	—	—	—	—	—	—
Net income (loss) attributable to AerCap Holdings N.V.	294	277	242	457	(348)	(628)	294

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Three Months Ended September 30, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	500	—	80	636	—	1,216
Net gain on sale of assets	—	3	—	—	—	—	3
Other income (loss)	2	20	—	20	150	(166)	26
Total Revenues and other income	2	523	—	100	786	(166)	1,245
Expenses
Depreciation and amortization	—	285	—	24	148	—	457
Asset impairment	—	—	—	—	2	—	2
Interest expense	3	171	7	81	129	(126)	265
Leasing expenses	—	11	—	20	—	—	31
Transaction and integration related expenses	2	—	—	21	(8)	—	15
Selling, general and administrative expenses	24	(1)	—	30	83	(40)	96
Total Expenses	29	466	7	176	354	(166)	866
(Loss) income before income taxes and income of investments accounted for under the equity method	(27)	57	(7)	(76)	432	—	379
Provision for income taxes	6	(7)	1	40	(105)	—	(65)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	21	—	21
Net (loss) income before income from subsidiaries	(21)	50	(6)	(36)	348	—	335
Income (loss) from subsidiaries	355	255	317	419	(19)	(1,327)	—
Net income (loss)	334	305	311	383	329	(1,327)	335
Net income attributable to non-controlling interest	—	—	—	—	(1)	—	(1)
Net income (loss) attributable to AerCap Holdings N.V.	334	305	311	383	328	(1,327)	334

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Cash Flows

	Nine Months Ended September 30, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss)	915	807	706	1,038	(576)	(1,978)	912
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(978)	(151)	(806)	(985)	942	1,978	—
Depreciation and amortization	—	645	—	48	678	—	1,371
Asset impairment	—	3	—	—	12	—	15
Amortization of debt issuance costs and debt discount	—	7	4	—	23	—	34
Amortization of lease premium intangibles	—	5	—	—	13	—	18
Amortization of fair value adjustments on debt	—	(342)	—	—	(6)	—	(348)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	29	—	4	26	—	59
Maintenance rights write off	—	150	—	6	240	—	396
Maintenance liability release to income	—	(40)	—	(8)	(31)	—	(79)
Net (gain) loss on sale of assets	—	(150)	—	(2)	12	—	(140)
Deferred income taxes	(22)	94	(14)	(6)	87	—	139
Other	48	—	—	17	23	—	88
Cash flow from operating activities before changes in working capital	(37)	1,057	(110)	112	1,443	—	2,465
Working capital	534	875	136	(713)	(891)	—	(59)
Net cash provided by (used in) operating activities	497	1,932	26	(601)	552	—	2,406
Purchase of flight equipment	—	(1,313)	—	(128)	(589)	—	(2,030)
Proceeds from sale or disposal of assets	—	596	—	45	446	—	1,087
Prepayments on flight equipment	—	(411)	—	—	(232)	—	(643)
Collections of finance and sales-type leases	—	—	—	1	39	—	40
Movement in restricted cash	—	—	—	7	325	—	332
Other	—	(46)	—	—	—	—	(46)
Net cash used in investing activities	—	(1,174)	—	(75)	(11)	—	(1,260)
Issuance of debt	300	1,500	—	—	925	—	2,725
Repayment of debt	—	(2,010)	—	(7)	(1,425)	—	(3,442)
Debt issuance costs paid	—	(8)	—	—	(15)	—	(23)
Maintenance payments received	—	231	—	108	237	—	576
Maintenance payments returned	—	(185)	—	(11)	(220)	—	(416)
Security deposits received	—	58	—	20	69	—	147
Security deposits returned	—	(8)	—	(4)	(96)	—	(108)
Repurchase of shares and tax withholdings on share-based compensation	(792)	—	—	—	—	—	(792)
Net cash (used in) provided by financing activities	(492)	(422)	—	106	(525)	—	(1,333)
Net increase (decrease) in cash and cash equivalents	5	336	26	(570)	16	—	(187)
Effect of exchange rate changes	—	—	—	—	(2)	—	(2)
Cash and cash equivalents at beginning of period	7	225	14	1,006	238	—	1,490
Cash and cash equivalents at end of period	12	561	40	436	252	—	1,301

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Cash Flows

	Nine Months Ended September 30, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss)	512	419	348	589	615	(1,971)	512
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(540)	(316)	(418)	(713)	16	1,971	—
Dividend received	—	—	—	9	—	(9)	—
Depreciation and amortization	—	290	—	38	496	—	824
Asset impairment	—	—	—	—	2	—	2
Amortization of debt issuance costs and debt discount	3	3	11	—	57	—	74
Amortization of lease premium intangibles	—	2	—	1	9	—	12
Amortization of fair value adjustments on debt	—	(205)	—	—	(4)	—	(209)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	21	—	3	21	—	45
Maintenance rights write off	—	7	—	—	27	—	34
Maintenance liability release to income	—	—	—	—	(26)	—	(26)
Net (gain) loss on sale of assets	—	(3)	—	(10)	1	—	(12)
Deferred income taxes	(9)	15	(10)	(55)	157	—	98
Other	28	1	(1)	8	29	—	65
Cash flow from operating activities before changes in working capital	(6)	234	(70)	(130)	1,400	(9)	1,419
Working capital	164	1,465	120	(781)	(913)	—	55
Net cash provided by (used in) operating activities	158	1,699	50	(911)	487	(9)	1,474
Purchase of flight equipment	—	—	—	(314)	(1,061)	—	(1,375)
Proceeds from sale or disposal of assets	—	—	—	176	311	—	487
Prepayments on flight equipment	—	—	—	(2)	(263)	—	(265)
Acquisition of ILFC, net of cash acquired	—	(2,400)	—	2,205	—	—	(195)
Collections of finance and sales-type leases	—	—	—	—	29	—	29
Movement in restricted cash	—	—	—	—	327	—	327
Net cash (used in) provided by investing activities	—	(2,400)	—	2,065	(657)	—	(992)
Issuance of debt	75	3,400	—	18	960	—	4,453
Repayment of debt	(225)	(2,557)	—	(8)	(773)	—	(3,563)
Debt issuance costs paid	—	(47)	(1)	—	(63)	—	(111)
Maintenance payments received	—	128	—	6	233	—	367
Maintenance payments returned	—	(18)	—	—	(145)	—	(163)
Security deposits received	—	10	—	6	32	—	48
Security deposits returned	—	—	—	(2)	(60)	—	(62)
Dividend paid	—	—	—	—	(9)	9	—
Net cash (used in) provided by financing activities	(150)	916	(1)	20	175	9	969
Net increase in cash and cash equivalents	8	215	49	1,174	5	—	1,451
Effect of exchange rate changes	—	—	—	—	(3)	—	(3)
Cash and cash equivalents at beginning of period	—	—	—	140	156	—	296
Cash and cash equivalents at end of period	8	215	49	1,314	158	—	1,744

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Comprehensive Income

	Nine Months Ended September 30, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	915	807	706	1,038	(573)	(1,978)	915
Other comprehensive income:
Change in fair value of derivatives, net of tax	—	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—	—
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	915	807	706	1,038	(573)	(1,978)	915

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

	Nine Months Ended September 30, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	512	419	348	589	615	(1,971)	512
Other comprehensive income:
Change in fair value of derivatives, net of tax	—	—	—	—	5	—	5
Total other comprehensive income	—	—	—	—	5	—	5
Share of other comprehensive income (loss) from subsidiaries	5	—	—	5	—	(10)	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	517	419	348	594	620	(1,981)	517

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended September 30, 2015 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	294	277	242	457	(348)	(628)	294
Other comprehensive income:
Change in fair value of derivatives, net of tax	—	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—	—
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	294	277	242	457	(348)	(628)	294

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

	Three Months Ended September 30, 2014 (U.S. dollar amounts in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd.	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	334	305	311	383	328	(1,327)	334
Other comprehensive income:
Change in fair value of derivatives, net of tax	—	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—	—
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	334	305	311	383	328	(1,327)	334

(a)         Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

23. Subsequent events

On October 31, 2015, we were notified of the loss of our Airbus A321-200 aircraft bearing manufacturer’s serial number 663 (the “Aircraft”). The Aircraft is on lease to “Kogalymavia Airlines” Ltd. and was reportedly lost while in flight over the Sinai Peninsula.

In October 2015, AerCap Ireland Capital Limited and AerCap Trust co-issued $1.0 billion aggregate principal amount of 4.625% senior unsecured notes due 2020, which are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and the Subsidiary Guarantors.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry and the general economic and political conditions,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  our ability to achieve the anticipated benefits of the acquisition of ILFC from AIG,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Part II. Other Information—Item 1A. Risk Factors” included below.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Aircraft Portfolio

Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular focus on Airbus A320 and A330 family aircraft and Boeing 737NG aircraft. As of September 30, 2015, we owned and consolidated 1,124 aircraft, including 1,088 aircraft under operating leases, 35 aircraft under finance and sales type leases and one aircraft classified as held for sale, but excluding five aircraft owned by AeroTurbine. In addition, we managed 113 aircraft and AerDragon, a non-consolidated joint venture, owned or had on order another 30 aircraft. The weighted average age of our 1,124 owned and consolidated aircraft was 7.7 years as of September 30, 2015. We operate our aircraft business on a global basis. As of September 30, 2015, 1,118 of our 1,124 owned aircraft were on lease to 193 commercial airline and cargo operator customers in 77 countries, one aircraft was classified as held for sale, and five aircraft in our operating lease portfolio were off-lease. As of November 4, 2015, three of the off-lease aircraft were under commitments for re-lease, and the remaining two aircraft were sold or parted-out. As of September 30, 2015, we also had commitments to purchase 458 new aircraft.

The following table provides details regarding our aircraft portfolio by type of aircraft as of September 30, 2015:

	Owned portfolio		Managed portfolio and AerDragon
Aircraft type	Number of aircraft owned (a)	Percentage of total Net Book Value	Number of aircraft	Number of aircraft on order (b)	Total owned, managed and on order aircraft
Airbus A319	140	7%	11	—	151
Airbus A320	234	15%	32	—	266
Airbus A320/A321neo	—	0%	—	209	209
Airbus A321	99	7%	14	—	113
Airbus A330	117	16%	12	—	129
Airbus A350	1	0%	—	28	29
Boeing 737NG	318	28%	43	7	368
Boeing 737MAX	—	0%	—	109	109
Boeing 767	44	1%	—	—	44
Boeing 777-200ER	35	5%	4	—	39
Boeing 777-300/300ER	32	8%	3	—	35
Boeing 787	27	10%	—	55	82
Embraer E190/195-E2	—	0%	—	50	50
Other	77	3%	24	—	101
Total	1,124	100%	143	458	1,725

(a)             Excludes five aircraft owned by AeroTurbine.

(b)             Excludes spare engine commitments.

During the nine months ended September 30, 2015, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales-type leases	Held for sale/To be parted-out	Total owned aircraft
Number of owned aircraft at beginning of period	1,100	27	5	1,132
Aircraft purchases	35	—	—	35
Aircraft reclassified to held for sale	(11)	—	11	—
Aircraft sold or designated for part-out	(28)	—	(15)	(43)
Aircraft reclassified to Net investment in finance and sales-type leases	(8)	8	—	—
Number of owned aircraft at end of period	1,088	35	1	1,124

Critical Accounting Policies

There have been no significant changes to our critical accounting policies from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015 except for the additions and updates as described in Note 3 — Summary of significant accounting policies.

Comparative Results of Operations

	Nine Months Ended September 30,
	2015	2014
	(U.S. dollar amounts in thousands)
Revenues and other income
Lease revenue	$3,706,105	$2,210,733
Net gain on sale of assets	139,883	11,656
Other income	103,553	76,530
Total Revenues and other income	3,949,541	2,298,919
Expenses
Depreciation and amortization	1,371,284	823,716
Asset impairment	15,355	1,871
Interest expense	825,474	500,039
Leasing expenses	396,104	66,728
Transaction and integration related expenses	8,099	136,863
Selling, general and administrative expenses	277,729	182,398
Total Expenses	2,894,045	1,711,615
Income before income taxes and income of investments accounted for under the equity method	1,055,496	587,304
Provision for income taxes	(142,494)	(102,781)
Equity in net (losses) earnings of investments accounted for under the equity method	(542)	27,200
Net income	$912,460	$511,723
Net loss attributable to non-controlling interest	2,061	501
Net income attributable to AerCap Holdings N.V.	$914,521	$512,224

Nine Months Ended September 30, 2015 compared to Nine Months Ended September 30, 2014

Revenues and Other Income. The principal categories of our revenues and other income and their variances were:

	Nine Months Ended September 30,		Increase/	Percentage
	2015	2014	(Decrease)	Difference
	(U.S. dollar amounts in millions)
Lease revenue:
- Basic lease rents	$3,487.0	$2,123.8	$1,363.2	64%
- Maintenance rents and other receipts	219.1	86.9	132.2	152%
Net gain on sale of assets	139.9	11.7	128.2	1,096%
Other income	103.5	76.5	27.0	35%
Total revenues and other income	$3,949.5	$2,298.9	$1,650.6	72%

Basic lease rents increased by $1,363.2 million, or 64%, to $3,487.0 million during the nine months ended September 30, 2015 from $2,123.8 million during the nine months ended September 30, 2014. The increase in basic lease rents was attributable primarily to:

•                  the acquisition of 993 aircraft between January 1, 2014 and September 30, 2015, including aircraft acquired as part of the ILFC Transaction, with an aggregate net book value of $32.3 billion on their acquisition dates, partially offset by the sale of 107 aircraft for lease with an aggregate net book value of $2.2 billion on their sale dates resulting in an increase in basic lease rents of $1,378.6 million during such period, partially offset by

•                  a decrease in basic lease rents of $15.4 million recognized during the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014 due to re-leases and extensions at lower rates, which include the extension of leases prior to their contracted redelivery dates. The accounting for these extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft.

Maintenance rents and other receipts increased by $132.2 million, or 152%, to $219.1 million during the nine months ended September 30, 2015 from $86.9 million during the nine months ended September 30, 2014. The increase was primarily attributable to:

•                  an increase of $133.9 million in regular maintenance rents relating primarily to the ILFC Transaction during the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014, partially offset by

•                  a decrease of $1.7 million in maintenance revenue and other receipts from airline defaults during the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014.

Net gain on sale of assets increased by $128.2 million, or 1,096%, to $139.9 million during the nine months ended September 30, 2015 from $11.7 million during the nine months ended September 30, 2014. The net gain on sale of assets during the nine months ended September 30, 2015 included the sale of a ten-aircraft portfolio, consisting of four Airbus A330 aircraft, two Boeing 777-200ER aircraft, two Boeing 777-300ER aircraft, and two Airbus A320 aircraft, to an entity advised by Magnetar Capital. In addition, during the nine months ended September 30, 2015, we sold 32 aircraft, including nine Boeing 757 aircraft, five Airbus A340 aircraft, three Airbus A319 aircraft, three Airbus A321 aircraft, two Airbus A320 aircraft, two Boeing 737NG aircraft, two Boeing 767 aircraft, two Boeing 787 aircraft, two Boeing 737 classic aircraft, one Boeing 747 aircraft, and one Airbus A330 aircraft, whereas during the nine months ended September 30, 2014, we sold two Airbus A330 aircraft, one Airbus A340 aircraft, one Airbus A300 aircraft, seven Boeing 737 classic aircraft, two Boeing 767 aircraft, one MD-11 aircraft, and the GFL portfolio of 37 aircraft.

Other income increased by $27.0 million, or 35%, to $103.5 million during the nine months ended September 30, 2015 from $76.5 million during the nine months ended September 30, 2014 and was primarily driven by income from our AeroTurbine subsidiary which was acquired as part of the ILFC Transaction. During the nine months ended September 30, 2015, we furthermore recognized a gain of $17.1 million from the settlement of asset value guarantees. During the nine months ended September 30, 2014 we recognized a gain of $19.9 million from the sale of our 42% equity interest in AerData.

Depreciation and Amortization.  Depreciation and amortization increased by $547.6 million, or 66%, to $1,371.3 million during the nine months ended September 30, 2015 from $823.7 million during the nine months ended September 30, 2014. The increase was primarily due to the ILFC Transaction and purchases of new aircraft which was partially offset by aircraft sales between January 1, 2014 and September 30, 2015.

Asset Impairment. We recognized aggregate impairment charges of $15.4 million during the nine months ended September 30, 2015 related to six aircraft that were sold or parted-out and nine engines, as compared to $1.9 million during the nine months ended September 30, 2014 related to one part-out airframe and three engines. The impairment charges recorded during the nine months ended September 30, 2015 include impairments of $6.1 million recorded for two older aircraft, for which we received or retained lease-end maintenance compensation and recognized $18.6 million of maintenance rents and other receipts upon redelivery.

Interest Expense.  Our interest expense increased by $325.5 million, or 65%, to $825.5 million during the nine months ended September 30, 2015 from $500.0 million during the nine months ended September 30, 2014. The majority of the increase in interest expense was caused by:

•                  an increase in our average outstanding debt balance to $30.0 billion during the nine months ended September 30, 2015 from $18.8 billion during the nine months ended September 30, 2014 primarily due to the ILFC Transaction and new debt issuances, and partially offset by regular debt repayments, resulting in a $292.5 million increase in our interest expense,

•                  an increase in our average cost of debt to 3.6% for the nine months ended September 30, 2015 as compared to 3.5% for the nine months ended September 30, 2014. Our 2015 average cost of debt excludes the effect of mark-to-market movements on our interest rate caps and swaps and charges from an early repayment of secured loans, and includes a one-time charge of $16.9 million related to prior periods to correct capitalized interest (see Part I. Financial Information — Item 1. Note 2 — Basis of presentation). The increase in our average cost of debt was primarily due to the ILFC Transaction and resulted in a $26.7 million increase in our interest expense, and

•                  a $6.3 million increase in non-cash mark-to-market losses on derivatives of $18.2 million recognized during the nine months ended September 30, 2015 from $11.9 million recognized during the nine months ended September 30, 2014.

Leasing Expenses.  Our leasing expenses increased by $329.4 million, or 494%, to $396.1 million during the nine months ended September 30, 2015 from $66.7 million during the nine months ended September 30, 2014. The increase is primarily due to $255.5 million higher maintenance rights expense recognized during the nine months ended September 30, 2015 and $47.8 million higher regular aircraft transition costs, lessor maintenance contributions and other leasing expenses recognized during the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014. These increases were primarily related to the ILFC Transaction. In addition, we recognized expenses of $34.9 million relating to airline defaults and restructurings during the nine months ended September 30, 2015 as compared to $8.8 million during the nine months ended September 30, 2014.

Transaction and Integration Related Expenses.  Our transaction and integration related expenses decreased by $128.8 million, or 94%, to $8.1 million during the nine months ended September 30, 2015 from $136.9 million during nine months ended September 30, 2014. Our transaction and integration related expenses were due to the ILFC Transaction and during the nine months ended September 30, 2015 consisted primarily of severance and other compensation expenses and rent termination costs, as compared to the nine months ended September 30, 2014 which consisted primarily of banking fees, professional fees and severance and other compensation expenses.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased by $95.3 million, or 52%, to $277.7 million during the nine months ended September 30, 2015 from $182.4 million during the nine months ended September 30, 2014. The increase was primarily due to higher personnel expenses as a result of the ILFC Transaction and higher share-based compensation expenses.

Income Before Income Taxes and Income of Investments Accounted for Under the Equity Method.  For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method increased by $468.2 million, or 80%, to $1,055.5 million during the nine months ended September 30, 2015 from $587.3 million during the nine months ended September 30, 2014.

Provision for Income Taxes.  Our provision for income taxes increased by $39.7 million, or 39%, to $142.5 million during the nine months ended September 30, 2015 from $102.8 million during the nine months ended September 30, 2014. Our effective tax rate was 13.5% for the nine months ended September 30, 2015 and was 17.5% for the nine months ended September 30, 2014. The decrease in our effective tax rate for the nine months ended September 30, 2015 was driven primarily by the transfer of aircraft and substantial business operations from the United States to Ireland. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

Equity in Net (Losses) Earnings of Investments Accounted for Under the Equity Method.  Our equity in net earnings of investments accounted for under the equity method decreased by $27.7 million, or 102% to a loss of $0.5 million during the nine months ended September 30, 2015 from income of $27.2 million during the nine months ended September 30, 2014. The decrease is driven primarily by a non-recurring gain of approximately $20 million from one of our investments in the nine months ended September 30, 2014, and a loss of approximately $4 million from one of our investments in the nine months ended September 30, 2015.

Net Income.  For the reasons explained above, our net income increased by $400.8 million, or 78%, to $912.5 million during the nine months ended September 30, 2015 from $511.7 million during the nine months ended September 30, 2014.

Net Loss Attributable to Non-Controlling Interest.  Net loss attributable to non-controlling interest was $2.1 million during the nine months ended September 30, 2015 compared to a net loss attributable to non-controlling interest of $0.5 million during the nine months ended September 30, 2014.

Net Income Attributable to AerCap Holdings N.V.  For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $402.3 million, or 79%, to $914.5 million during the nine months ended September 30, 2015 from $512.2 million during the nine months ended September 30, 2014.

Adjusted Net Income. This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and swaps, an adjustment for maintenance rights related expense, and transaction and integration related expenses, in each case during the applicable period and net of tax, to GAAP net income.

In addition to GAAP net income, we believe this measure may further assist investors during their understanding of our operational performance in relation to past and future reporting periods.

We use interest rate caps and swaps to allow us to benefit from decreasing interest rates and protect us against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps and swaps in any period with reference to the mix of floating and fixed cash inflows from our leases, debt and other contracts. We do not apply hedge accounting to our interest rate caps and some of our swaps. As a result, we recognize the change in fair value of the interest rate caps and swaps in Interest expense during each period.

In connection with the ILFC Transaction, we have recognized maintenance rights intangible assets associated with existing leases on legacy ILFC aircraft and we are expensing these assets during the remaining lease terms. The adjustment for maintenance rights related expense represents the difference between expensing the maintenance rights intangible assets on a more accelerated basis during the remaining lease terms as compared to expensing these assets on a straight-line basis over the remaining economic lives of the aircraft.

During the nine months ended September 30, 2015 and 2014, adjusted net income also excludes transaction and integration expenses related to the ILFC Transaction.

The following is a reconciliation of adjusted net income to net income attributable to AerCap Holdings N.V. for the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,		Increase/	Percentage
	2015	2014	(Decrease)	Difference
	(U.S. dollar amounts in millions)
Net income attributable to AerCap Holdings N.V.	$914.5	$512.2	$402.3	79%
Adjusted for:
Mark-to-market of interest rate caps and swaps, net of tax	16.0	10.4	5.6	54%
Transaction and integration related expenses, net of tax	7.1	119.8	(112.7)	(94)%
Maintenance rights related expenses, net of tax	56.1	(83.6)	139.7	NA
Adjusted net income	$993.7	$558.8	$434.9	78%

Liquidity and Access in Capital

Liquidity and Capital Resources

Our cash balance at September 30, 2015 was $1.7 billion, including unrestricted cash of $1.3 billion, and our operating cash flow was $2.4 billion for the nine months ended September 30, 2015. We currently generate significant cash flows from our aircraft leasing business, with a portion of our owned aircraft held through restricted cash entities, such as ALS II. A significant portion of our capital requirements are outside our restricted cash entities, and therefore our management analyzes our cash flows at both consolidated and an individual entity level to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our undrawn lines of credit at September 30, 2015 were approximately $4.9 billion. Our total liquidity, including undrawn lines of credit, unrestricted cash and contracted asset sales, was $6.4 billion as of September 30, 2015. Our principal indebtedness outstanding, excluding fair value adjustments of $0.9 billion, at September 30, 2015 was $28.4 billion.

Our debt, including fair value adjustments of $0.9 billion, at September 30, 2015 was $29.3 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps during the nine months ended September 30, 2015, was 3.6%. Our debt to equity ratio(1) was 3.1 to 1 as of September 30, 2015.

(1)  Debt to equity ratio is obtained by dividing adjusted debt by adjusted equity. Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to $1.5 billion of subordinated debt. Adjusted equity means total equity, plus the 50% equity credit.

Aircraft leasing is a capital-intensive business and we have significant capital requirements. These commitments might include requirements to make pre-delivery payments, in addition to the requirement to pay the balance of the purchase price for aircraft on delivery. As of September 30, 2015, we had 458 new aircraft on order including 209 Airbus A320neo family aircraft, 109 Boeing 737MAX aircraft, 55 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, 28 Airbus A350 aircraft and 7 Boeing 737NG aircraft. As a result, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and from other sources of capital if needed. We may also need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures, and, if necessary, generating proceeds from potential capital market transactions.

We believe our existing sources of liquidity will be sufficient to operate our business and cover at least 1.2x of our debt maturities and contracted capital expenditures for the next 12 months. Our sources of liquidity include available revolving credit facilities, unrestricted cash, estimated operating cash flows and cash flows from contracted asset sales.

We expect to have capital expenditures of approximately $5 billion per annum, on average, over the next three years. Sources of new debt finance for these capital expenditures would be through access to all capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.

In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Cash Flows

The following table presents our consolidated cash flows for the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,
	2015	2014
	(U.S. dollar amounts in millions)
Net cash provided by operating activities	$2,406.2	$1,474.0
Net cash used in investing activities	(1,260.2)	(991.5)
Net cash (used in) provided by financing activities	(1,332.7)	969.3

Nine Months Ended September 30, 2015 compared to Nine Months Ended September 30, 2014

Cash flows provided by operating activities. Our cash flow provided by operating activities increased by $932.2 million, or 63%, to $2,406.2 million for the nine months ended September 30, 2015 from $1,474.0 million for the nine months ended September 30, 2014, primarily due to the operating impact of the ILFC Transaction and the operating impact of the acquisition of new aircraft partially offset by the operating impact of the sale of older aircraft and the payments of selling, general and administrative expenses during the nine months ended September 30, 2015.

Cash flows used in investing activities. Our cash flow used in investing activities increased by $268.7 million, or 27%, to $1,260.2 million for the nine months ended September 30, 2015 from $991.5 million for the nine months ended September 30, 2014. The increased use of cash included an increase of $1,080.6 million for aircraft purchase activity, offset by an increase of $6.1 million due to the movement of our restricted cash balances, an increase of $11.5 million in collections of finance and sales-type leases, an increase in cash flow of $599.0 million from asset sales proceeds and a decrease in cash used for the acquisition of ILFC, net of cash acquired, of $195.3 million.

Cash flows (used in) provided by financing activities. Our cash flow used in financing activities increased by $2,302.0 million, or 237%, to $1,332.7 million for the nine months ended September 30, 2015 from $969.3 million of cash provided by financing activities for the nine months ended September 30, 2014. This increase in cash flows used in financing activities was due to $761.2 million of cash used for the repurchase of shares, $31.3 million of cash used for the payments of tax withholdings on share-based compensation, and a decrease of $1,518.6 million in new financing proceeds, net of repayments and debt issuance costs, offset by an increase of $9.1 million in net receipts of maintenance and security deposits.

Indebtedness

As of September 30, 2015, the principal amount of our outstanding indebtedness totaled $28.4 billion, which excludes fair value adjustments of $0.9 billion. Please refer to Part I. Financial Information — Item 1. Note 12 — Debt in this report for further details.

Contractual obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft and rent payments pursuant to our office leases and exclude deferred debt discount and fair value adjustments. We intend to fund our contractual obligations through our lines of credit, existing cash and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

Contractual obligations excluding purchase obligations	2015 - remaining	2016	2017	2018	2019	Thereafter	Total
	(U.S. dollar amounts in thousands)
Unsecured debt facilities	$6,538	$1,577,958	$2,700,000	$1,070,000	$3,099,864	$5,800,000	$14,254,360
Secured debt facilities (a)	281,904	2,356,872	1,057,448	2,371,524	1,824,412	4,669,675	12,561,835
Subordinated debt facilities	—	—	—	—	—	1,564,280	1,564,280
Estimated interest payments (b)	351,393	1,314,639	1,080,730	916,188	698,293	3,619,322	7,980,565
Operating leases (c)	2,339	10,902	14,054	11,918	9,779	76,293	125,285

(a)               Includes $329.8 million outstanding under AeroTurbine’s revolving credit facility.

(b)             Estimated interest payments for floating rate debt included in this table are based on rates as of September 30, 2015.

(c)              Represents contractual payments on our office and facility leases.

A summary of our purchase obligations can be found in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015. During the nine months ended September 30, 2015, we purchased 35 aircraft under the existing commitments. On June 16, 2015, we signed an agreement with Boeing for an order of 100 Boeing 737MAX aircraft with deliveries starting in 2019. The order has a total value of approximately $10.7 billion based on the current list price; however, we will receive significant concessions from Boeing which will lower the purchase price of each aircraft. We made a definitive agreement payment upon the agreement signing, and expect no other payments during the remainder of 2015, 2016 and 2017, and expect to make payments of approximately $0.8 billion during 2018 based on the current delivery schedule. During the nine months ended September 30, 2015, we also entered into purchase and lease back agreements to purchase nine Boeing 737MAX aircraft and four additional Airbus A320neo aircraft. As of September 30, 2015, we had commitments to purchase 458 new aircraft for delivery through 2022.

Due to the capital intensive nature of our business and our strategy of expanding our aircraft portfolio, we expect that we will incur additional indebtedness in the future and continue to maintain substantial levels of indebtedness. Many of the aircraft currently on order have not been financed. In order to meet our commitments under our forward purchase contracts, our debt commitments, and to maintain an adequate level of unrestricted cash, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations, and we may need to raise additional funds through selling aircraft or other aircraft investments and, if necessary, from capital market transactions. Our typical sources of funding may not be sufficient to meet our operating requirements and fund our forward purchase commitments and we may be required to raise additional capital through the issuance of new indebtedness or equity or equity-linked securities.

Off-Balance Sheet Arrangements

We had an economic interest in AerCo. AerCo is a VIE for which we determined that we do not have control and are not the PB and, accordingly, we did not consolidate the financial results of AerCo in our Condensed Consolidated Financial Statements. Historically the investment in AerCo had been written down to zero. AerCo entered into a creditor’s winding up on August 4, 2015. On October 15, 2015, AerCo disclosed that no further payments of interest or principal will be made in respect to the classes of notes held by AerCap. Hence, we will not realize any value from the creditor’s winding up of AerCo.

We have entered into three joint ventures: AerDragon, in which we have a 17% equity interest, ACSAL, in which we have a 19% equity interest and AerLift, in which we have a 39% equity interest, none of which qualify for consolidated accounting treatment. The assets and liabilities of these joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with Part I. Financial Information — Item 1. Note 9 — Derivative assets and liabilities and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015, which provides further information on our derivative instruments.

Interest Rate Risk

Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including the governments’ monetary policies, global economic factors and other factors beyond our control.

We enter into leases whose rents are based on fixed and variable interest rates, and fund our operations primarily with a mixture of fixed and floating rate debt. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. We manage this exposure primarily through the use of interest rate caps, fixing the rate on debt, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

The table below provides information as of September 30, 2015 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps.

The table presents the average notional amounts and weighted average interest rates which are contracted for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2015	2016	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollar amounts in millions)
Interest rate caps
Average notional amounts	$1,884.4	$2,497.7	$2,170.7	$1,431.3	$965.4	$339.0	$47.7	$15.2
Weighted average strike rate	1.99%	2.12%	2.27%	2.48%	2.32%	2.46%	3.05%

The variable benchmark interest rates associated with these instruments ranged from one to three-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay substantially all of our expenses in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the U.S. dollar in relation to foreign currencies increases our expenses paid in foreign currencies and an increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency denominated leases. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.

Inflation

Inflation generally affects our costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be in the near future, materially and adversely affected by inflation.

PART II  OTHER INFORMATION

Item 1. Legal Proceedings

Please refer to Part I. Financial Information — Item 1. Note 20 — Commitments and contingencies in this report.

Item 1A. Risk Factors

RISKS RELATED TO OUR BUSINESS

There have been no material changes to the disclosure related to the risk factors as described in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015, and our quarterly report on Form 6-K for the second quarter ended June 30, 2015, filed with the SEC on August 18, 2015.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

In February 2015, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares. In May 2015, the Board of Directors authorized an additional $500 million, increasing the total authorization under the program to $750 million.

On June 9, 2015, the Company completed the repurchase of 15,698,588 of its ordinary shares from AIG for $750 million, at an approximate price per share of $47.77. The repurchase program was completed in June 2015.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.